Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

FISERV, INC.,

FISERV CLEARING, INC.

and

NATIONAL FINANCIAL SERVICES LLC

Dated as of December 16, 2004

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TABLE OF CONTENTS

(continued)

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EXHIBITS AND SCHEDULES

Schedule 1.5.3
Schedule 1.6.1	—	Draft Net Capital Schedule Adjustments
Schedule 2.1.1(a)	—	Due Organization, Etc.
Schedule 2.1.1(c)	—	Conflicts and Required Governmental Approvals or Notifications
Schedule 2.1.2(b)	—	Equity Interests
Schedule 2.1.2(d)	—	Other Investments
Schedule 2.1.4	—	Obligations or Liabilities
Schedule 2.1.5	—	Changes Since December 31, 2003
Schedule 2.1.6(a)	—	Tax Returns; Payment of Taxes
Schedule 2.1.6(b)	—	Tax Extensions
Schedule 2.1.6(c)	—	Tax Filing Groups
Schedule 2.1.6(d)	—	Tax Audits and Assessments
Schedule 2.1.6(e)	—	Tax Sharing Arrangements
Schedule 2.1.6(h)	—	Assertions of Jurisdiction
Schedule 2.1.7	—	Real and Personal Property
Schedule 2.1.8(a)	—	Contracts
Schedule 2.1.8(b)	—	Contract Exceptions
Schedule 2.1.9(a)	—	Intellectual Property
Schedule 2.1.9(b)	—	Intellectual Property Infringements
Schedule 2.1.10	—	Insurance Policies
Schedule 2.1.11(a)	—	Compliance with Laws
Schedule 2.1.1l(b)	—	Governmental Approvals
Schedule 2.1.1l(c)	—	Investigations; Proceedings
Schedule 2.1.12	—	Affiliate Transactions
Schedule 2.1.13(a)	—	Regulatory Compliance; Broker-Dealers
Schedule 2.1.13(c)	—	Registration Requirements
Schedule 2.1.13(d)	—	Investigations; Proceedings
Schedule 2.1.13(e)	—	BHC Policies and Procedures Noncompliance
Schedule 2.1.13(f)	—	Investment Adviser
Schedule 2.1.13(i)	—	Plan of Documents
Schedule 2.1.15(a)	—	Benefit Plans
Schedule 2.1.15(b)	—	Minimum Funding Standards, Etc.
Schedule 2.1.15(d)	—	BHC Pension Plan Proceedings
Schedule 2.1.15(e)	—	BHC Pension Plan Reportable Events
Schedule 2.1.15(m)	—	WARN
Schedule 2.1.16	—	Environmental Matters
Schedule 2.1.17	—	Litigation
Schedule 2.1.20(a)(i)	—	Customer Account Schedule
Schedule 2.1.20(a)(ii)	—	Terminated Accounts
Schedule 2.1.20(b)	—	Customer Data
Schedule 2.1.21	—	Computer Systems

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Schedule 2.2.l(c)	—	Consents and Notifications and Required Governmental Approvals
Schedule 3.1.1	—	Conduct of Business
Schedule 3.1.7	—	Intercompany Accounts
Schedule 3.1.8	—	Foreign Accounts
Schedule 3.2.3(c)	—	Seller Liabilities
Schedule 3.2.6(a)	—	Assignment to Seller
Schedule 3.2.6(b)	—	Assignment to Member of BHC Group
Schedule 3.7	—	Loans
Schedule 4.2.3	—	Required Consents
Schedule 4.2.8	—	Terms of Transition Services Agreement
Schedule 6.1	—	Targeted Net Capital
Schedule 6.2.2(a)(ix)	—	Litigation
Schedule 6.2.2(a)(xi)	—	Other Items

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STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of December 16, 2004, among Fiserv, Inc., a Wisconsin corporation (“Parent”), Fiserv Clearing, Inc., a Delaware corporation (“Seller”), and National Financial Services LLC, a Delaware limited liability company (“Buyer”).

W I T N E S S E T H :

WHEREAS, Seller is the record and beneficial owner of all of the outstanding capital stock of BHC Investments, Inc., a Delaware corporation (“BHC”).

WHEREAS, Buyer desires to purchase and Seller desires to sell all of the outstanding capital stock of BHC (the “BHC Shares”) on the terms and conditions described in this Agreement.

WHEREAS, Buyer, Parent and Seller desire to make certain representations, warranties, covenants and agreements in connection with the purchase and sale of the BHC Shares and also to prescribe various conditions to the transaction.

NOW, THEREFORE, in consideration of the mutual promises, agreements, covenants, representations and warranties made herein and intending to be bound hereby, the parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1 Basic Transaction. On and subject to the terms and conditions of this Agreement, at the Closing, Buyer will purchase from Seller, and Seller will sell, assign, transfer, convey and deliver to Buyer, legal and beneficial ownership of the BHC Shares for the consideration specified below in Section 1.2, free and clear of any Lien.

1.2 Purchase Price. Buyer agrees to pay to Seller (a) $348,937,500 (which includes Targeted Net Capital) (the “Preliminary Cash Payment”) and (b) the Contingent Payment (collectively, the “Purchase Price”). The Purchase Price shall be paid in accordance with Sections 1.4, 1.8 and 6.7, as applicable, and shall be adjusted pursuant to Sections 1.5, 1.6, 1.7 and 3.7.

1.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ballard Spahr Andrews & Ingersoll, LLP, in Philadelphia, Pennsylvania, commencing at 9:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date as Buyer and Seller may mutually determine (the “Closing Date”), and shall be effective as of 11:59 p.m. on the Closing Date. All acts and proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

1.4 Deliveries at the Closing.

1.4.1 Closing Deliveries By Seller. At the Closing, Seller or Parent, as applicable, will deliver or cause to be delivered to Buyer:

(a) a stock certificate representing the BHC Shares, duly endorsed in blank or accompanied by stock powers and transfer forms duly executed in blank and requisite transfer tax stamps, if any, as may be necessary or desirable to effect the transactions described in Section 1.1;

(b) a receipt duly executed by Seller acknowledging, on behalf of Seller and its Affiliates, payment of the Preliminary Cash Payment in the amount and manner provided in Section 1.2;

(c) certificates representing all of the issued and outstanding equity interests of the Persons listed on Schedule 2.1.2(b);

(d) all minute books, stock record books (or similar registries) and corporate (or similar) records and seals of each member of the BHC Group;

(e) a receipt duly executed by Parent and each member of the BHC Group acknowledging, on behalf of Parent and each of its Subsidiaries, settlement of all intercompany receivables, payables, loans and investments then existing between Parent or any of its Subsidiaries that is not a member of the BHC Group, on the one hand, and the BHC Group, on the other hand, pursuant to Section 3.1.7; and

(f) the various certificates, consents, instruments and documents referred to in Section 4.2 below.

1.4.2 Closing Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller:

(a) the Preliminary Cash Payment; and

(b) the various certificates, instruments and documents referred to in Section 4.3 below.

1.5 Closing Adjustment to Preliminary Cash Payment. The Preliminary Cash Payment shall be adjusted as follows:

1.5.1 Higher Estimated Net Capital. If the Estimated Net Capital (determined in accordance with Section 1.6) exceeds Targeted Net Capital, the Preliminary Cash Payment to be paid at Closing shall be increased in an amount equal to such excess.

1.5.2 Lower Estimated Net Capital. If the Estimated Net Capital (determined in accordance with Section 1.6) is less than Targeted Net Capital, the Preliminary Cash Payment to be paid at Closing shall be decreased in an amount equal to such deficiency.

1.5.3 Adjustment to Preliminary Cash Payment and Contingent Payment. To the extent any foreign accounts of clients of BHC Correspondent Customers do not comply with Schedule 1.5.3 as of the Closing Date, excluding any such foreign accounts that Buyer has agreed to retain (the “Closed Foreign Accounts”), the annualized Net Revenue of the Closed Foreign Accounts that is part of the Annualized 2004 Customer Account Revenue shall be multiplied by 3.7 (the resulting product, the “Shortfall”). The amount of the Shortfall up to $10,000,000 shall reduce the Preliminary Cash Payment by a like amount. The portion of the Shortfall over $10,000,000, if any, shall reduce the maximum Contingent Payment in Section 6.7.1 by a like amount, but not below $5,000,000. For purposes of Section 6.7.1 only, (i) the annualized 2004 Net Revenue for the Closed Foreign Accounts will reduce the Annualized 2004 Customer Account Revenue used to calculate the Contingent Payment and (ii) the Year One Net Revenue for the Closed Foreign Accounts will reduce the Qualifying Revenue used to calculate the Contingent Payment.

1.6 Preparation of Closing Date Balance Sheet and Net Capital Schedule.

1.6.1 Estimated Net Capital Schedule. Within ten days prior to the expected Closing Date, Seller will, in consultation with Buyer, prepare and deliver to Buyer a schedule in the form and substance of Schedule 1.6.1 (the “Estimated Net Capital Schedule”) setting forth, in reasonable detail, Seller’s estimate of the Net Capital (the “Estimated Net Capital”) as of the close of business on the Closing Date. The Estimated Net Capital Schedule shall be derived from an estimated balance sheet of BHC and its Subsidiaries as of the Closing Date prepared (a) in accordance with GAAP applied on a basis consistent with the preparation of the BHC Financial Statements, (b) to reflect (i) any dividends or distributions provided for in Section 3.1.1(g) and (ii) the settlements, dividends and assignments provided for in Sections 3.1.7, 3.2.6, 3.7, 4.2.6 and 4.2.10 and (c) in a manner consistent with the pre-closing adjustments that Buyer and Seller have agreed to with regard to the treatment of certain items as set forth on Schedule 1.6.1, notwithstanding that such adjustments and the treatment of such items may not be in accordance with GAAP or with Rule 15c3-l.

1.6.2 Draft Net Capital Schedule. Within seventy-five days after the Closing Date, Buyer will prepare and deliver to Seller a schedule in the form and substance of Schedule 1.6.1 (the “Draft Net Capital Schedule”) setting forth, in reasonable detail and as of the Closing Date, Buyer’s estimate of the Net Capital as of the close of business on the Closing Date. The Draft Net Capital Schedule shall be derived from a balance sheet of BHC and its Subsidiaries as of the Closing Date prepared (a) in accordance with GAAP applied on a basis consistent with the preparation of the BHC Financial Statements, (b) to reflect (i) any dividends or distributions provided for in Section 3.1.1(g) and (ii) the settlements, dividends and assignments provided for in Sections 3.1.7, 3.2.6, 3.7, 4.2.6 and 4.2.10, and (c) in a manner consistent with the pre-closing adjustments that Buyer and Seller have agreed to with regard to the treatment of certain items as set forth on Schedule 1.6.1, notwithstanding that such adjustments and the treatment of such items may not be in accordance with GAAP or with Rule 15c3-l (as so adjusted in accordance with clauses (a), (b) and (c), the “Closing Date Balance Sheet”). In no event shall any entitlement to a refund of penalties described in clause (i) of Schedule 2.1.6(a) be treated as an asset for purposes of the Closing Date Balance Sheet or Net Capital Schedule.

1.6.3 Objections. If Seller has any objections to the Draft Net Capital Schedule, it will deliver a statement describing its objections in reasonable detail to Buyer within thirty days after receiving the Draft Net Capital Schedule. If no objections are made within thirty days, the Draft Net Capital Schedule shall be conclusive and binding upon Buyer and Seller. If Seller raises any objections, Buyer and Seller will use reasonable efforts to resolve any such objections themselves. If Buyer and Seller do not obtain a final resolution within thirty days after Buyer has received the statement of objections, however, KPMG, LLP (or if KPMG, LLP is not independent or able to act, such other nationally recognized accounting firm as may be agreeable to Buyer and Seller) (the “Accounting Firm”‘) will resolve any remaining objections within thirty days. Buyer will revise the Draft Net Capital Schedule as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.6.2. The “Net Capital Schedule” shall mean the Draft Net Capital Schedule, as it may be revised pursuant to this Section 1.6.2.

1.6.4 Expenses. In the event Buyer and Seller submit any unresolved objections to the Accounting Firm for resolution as provided in Section 1.6.2, Buyer and Seller will share responsibility for the fees and expenses of the Accounting Firm as follows:

(a) if the Accounting Firm resolves all of the remaining objections in favor of Buyer (the Net Capital so determined by Buyer is referred to herein as the “Low Value”), Seller will be responsible for all of the fees and expenses of the Accounting Firm;

(b) if the Accounting Firm resolves all of the remaining objections in favor of Seller (the Net Capital so determined by Seller is referred to herein as the “High Value”), Buyer will be responsible for all of the fees and expenses of the Accounting Firm; and

(c) if the Accounting Firm resolves some of the remaining objections in favor of Buyer and the rest of the remaining objections in favor of Seller (the Net Capital so determined is referred to herein as the “Actual Value”), Seller will be responsible for that fraction of the fees and expenses of the Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Buyer will be responsible for the remainder of the fees and expenses.

1.6.5 Work Papers. Buyer will make the work papers and back-up materials used in preparing the Closing Date Balance Sheet and the Draft Net Capital Schedule, and the books, records, and financial staff of BHC and its Subsidiaries, available to Seller and its accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the preparation by Buyer of the Closing Date Balance Sheet and the Draft Net Capital Schedule, (B) the review by Seller of the Closing Date Balance Sheet and the Draft Net Capital Schedule, and (C) the resolution by Buyer and Seller of any objections thereto.

1.7 Post-Closing Adjustment to Preliminary Cash Payment. The Preliminary Cash Payment will be adjusted as follows:

1.7.1 Higher Net Capital. If the Net Capital (determined on the basis of the Net Capital Schedule) exceeds the Estimated Net Capital, Buyer will pay to Seller an amount equal to such excess (plus interest thereon at the Applicable Rate from the Closing Date) by wire transfer or delivery of other immediately available funds within three Business Days after the date on which the Net Capital for BHC and its Subsidiaries finally is determined pursuant to Section 1.6 above.

1.7.2 Lower Net Capital. If the Net Capital (determined on the basis of the Net Capital Schedule) is less than the Estimated Net Capital, Seller will pay to Buyer an amount equal to such deficiency (plus interest thereon at the Applicable Rate from the Closing Date) by wire transfer or delivery of other immediately available funds within three Business Days after the date on which the Net Capital for BHC and its Subsidiaries finally is determined pursuant to Section 1.6 above.

1.8 Withholding. Buyer shall be entitled to deduct and withhold from all payments otherwise required to be made by it hereunder such amounts as Buyer may be required to deduct and withhold from such payment under the Code or under any provision of state, local or foreign law. To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made by Buyer.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of Parent and Seller. Parent and Seller, jointly and severally, represent and warrant to Buyer as follows:

2.1.1 Authorization; No Conflicts; Status of BHC Group, etc.

(a) Due Organization, etc. Schedule 2.1.1 (a) sets forth a correct and complete list of each member of the BHC Group, its form and jurisdiction of organization and each jurisdiction in which such member is qualified to do business. Each of Parent, Seller and each member of the BHC Group is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, with the requisite corporate, partnership or limited liability company power and authority, as applicable, to carry on its business as now conducted and to own or lease and to operate its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated. Each of Parent, Seller and each member of the BHC Group is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company, as applicable, in all jurisdictions, except where the failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent, Seller or the BHC Group, as the case may be.

(b) Authorization, etc. Each of Parent and Seller has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, by Parent and Seller have been duly authorized by all requisite corporate action of Parent and Seller. This Agreement has been duly executed and delivered by Parent and Seller and constitutes the valid and legally binding obligation of Parent and Seller, enforceable against Parent and Seller in accordance with its terms.

(c) No Conflicts. Except as set forth in Schedule 2.1.1(c), the execution and delivery of this Agreement by Parent and Seller and the consummation by Parent and Seller of the transactions contemplated hereby will not contravene, result in any violation of, loss of rights or default under, constitute an event creating rights of acceleration, termination, repayment or cancellation under, entitle any party to receive any payment or benefit pursuant to, or result in the creation of any Lien upon any of the properties or assets (which includes owned and leased properties or assets) of Parent, Seller or any member of the BHC Group under, (i) any provision of the Organizational Documents of Parent, Seller or any member of the BHC Group, (ii) any Applicable Law applicable to Parent, Seller or any member of the BHC Group or any of their respective properties, (iii) any commitment of Parent or any of its Subsidiaries or (iv) any agreement, contract or license to which Parent or any of its Subsidiaries is a party or any BHC Contract, except with respect to clauses (ii), (iii) and (iv), for any such contraventions, violations, losses, defaults, accelerations, terminations, repayments, cancellations or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent, Seller or the BHC Group. Except as set forth in Schedule 2.1.l(c), no Governmental Approval (other than pursuant to the HSR Act) or other Consent is required to be obtained or made by any member of the BHC Group in connection with the execution and delivery of this Agreement by Parent and Seller or the consummation by Parent and Seller of the transactions contemplated hereby.

(d) Organizational Documents, etc. Seller has made available to Buyer complete and correct copies of the Organizational Documents, as in effect on the date hereof, of each member of the BHC Group.

2.1.2 Capitalization.

(a) BHC. The authorized capital stock of BHC consists of 1,000 shares of Common Stock, of which 1,000 shares are issued and outstanding. All of the BHC Shares have been duly authorized and validly issued and are fully paid and non-assessable, and are owned beneficially and of record by Seller. Seller has good and marketable title to the BHC Shares, free and clear of any Liens. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the BHC Shares or any such interests.

(b) Other Members of the BHC Group. Schedule 2.1.2(b) sets forth a complete and correct description of the authorized capital stock or other equity interests of each member of the BHC Group (other than BHC) and the amount of such stock or other equity interests that are issued and outstanding. All of such outstanding shares of stock or other equity interests of each member of the BHC Group (other than BHC) have been duly authorized and validly issued and are fully paid and nonassessable, and are owned beneficially and of record by a member of the BHC Group or Seller, free and clear of any Liens. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of stock or other equity interests of any member of the BHC Group (other than BHC).

(c) Other Agreements with Respect to BHC Group Securities. There are no preemptive or similar rights on the part of any Person with respect to the issuance of any securities or equity interests of any member of the BHC Group. There are no subscriptions, options, warrants or other similar rights, agreements or commitments of any kind obligating any member of the BHC Group to issue or sell, or to cause to be issued or sold, or to repurchase or otherwise acquire any of their own respective securities or equity interests or securities convertible into or exchangeable for, or any options, warrants or other similar rights relating to, any such securities or equity interests.

(d) Other Investments. Except as set forth in Schedule 2.1.2(d) and except for securities of and other interests in members of the BHC Group, investments in publicly traded securities acquired or held in the ordinary course of business as trading inventory and cash equivalents, no member of the BHC Group holds any outstanding securities or other interests in any corporation, partnership, company, joint venture or other entity.

2.1.3 Financial Information; Books and Records and Customer Account Information.

(a) Seller has delivered to Buyer the BHC Financial Statements. The BHC Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods presented in the BHC Financial Statements; provided, however, that the unaudited BHC Financial Statements lack footnotes and other presentation items and are also subject to normal year-end adjustments, the effect of which adjustments will not, individually or in the aggregate, be materially adverse. The consolidated balance sheets of BHC and its Subsidiaries included in the BHC Financial Statements present fairly in all material respects the financial position of BHC and its Subsidiaries as at the respective dates thereof; and the consolidated statements of operations, statements of changes in stockholders’ equity and statements of cash flows of BHC and its Subsidiaries included in the BHC Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of BHC and its Subsidiaries for the respective periods indicated.

(b) The BHC Financial Statements were prepared in accordance with the Books and Records of the BHC Group, as applicable. The Books and Records of the BHC Group: (i) reflect all items of income and expense and all the assets and liabilities necessary to derive the BHC Financial Statements in accordance with GAAP, (ii) are in all material respects complete, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

(c) The minute books of each member of the BHC Group which pertain to the five-year period ending on the date of this Agreement contain accurate records of those meetings and accurately reflect those actions taken by the stockholders, the members and the board of directors (or equivalent body) of each member of the BHC Group and all the committees of the board of directors of each member of the BHC Group required to be contained or reflected therein. All of the Books and Records or Customer Account Information of any member of the BHC Group are under the exclusive ownership and control of such member of the BHC Group and are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical, microfiche or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) is under the control of each member of the BHC Group.

(d) The BHC Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that with respect to the business conducted by the BHC Group (i) material transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements of the BHC Group in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) The Customer Account Information has been maintained in accordance with United States Applicable Law. The Books and Records and Customer Account Information of the BHC Group (other than those that are in the form of electronic mail) are in a format that can be retrieved without unreasonable effort or expense in response to any customer request or inquiry from any Governmental Authority for the period required by Applicable Law. The Books and Records and Customer Account Information of the BHC Group that are in the form of electronic mail are in a format that can be retrieved in response to any customer request or inquiry from any Governmental Authority for the period required by Applicable Law.

2.1.4 Undisclosed Liabilities. Except as set forth on Schedule 2.1.4, no member of the BHC Group is subject to any obligation or liability of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, and, to the Knowledge of Seller, there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such an obligation or liability, other than (i) obligations and liabilities contemplated by or in connection with this Agreement or the transactions contemplated hereby, (ii) as and to the extent disclosed or reserved against in the audited consolidated balance sheet as at December 31, 2003 included in BHC Financial Statements, (iii) obligations and liabilities incurred since December 31, 2003 in the ordinary course of business consistent with past practices and not prohibited by this Agreement and (iv) obligations and liabilities that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group.

2.1.5 Absence of Changes. Since December 31, 2003, except (i) as set forth in Schedule 2.1.5, (ii) as reflected or reserved against in the BHC Financial Statements, or (iii) as contemplated by or in connection with this Agreement or the transactions contemplated hereby (including, without limitation, in Section 3.1.1 of this Agreement), the business of the BHC Group has been conducted in the ordinary course consistent with past practices and no member of the BHC Group (and, with respect to clause (r), neither Seller nor any of its Affiliates) has:

(a) undergone any change in its business, financial condition, results of operations or properties (other than changes resulting solely from general economic or political conditions) that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the BHC Group;

(b) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, or repurchased, redeemed or otherwise acquired any shares of its capital stock, except in the ordinary course of business consistent with past practices (which past practices shall include, but not be limited to, the payment by BHC of the BHC Group’s allocable share of the Income Taxes of the Seller Group for any Pre-Closing Period, whether through a declaration and payment of dividends by BHC or through other means);

(c) issued or sold any shares of its capital stock, securities treated as equity interests in any member of the BHC Group for federal income tax purposes or any options, warrants or other similar rights, agreements or commitments of any kind to purchase any such shares or securities or any securities convertible into or exchangeable for any such shares or securities;

(d) incurred, assumed, guaranteed (including by way of any agreement to “keep well” or of any similar arrangement) or prepaid any Indebtedness or amended the terms relating to any Indebtedness, or issued or sold any debt securities not in the ordinary course of business and in excess of $500,000;

(e) made any loan or modified any material term of any outstanding loan (except as required by Applicable Law) to any BHC Customer, except for loans made or terms modified in the ordinary course of business consistent with past practice;

(f) sold, transferred, assigned, conveyed, mortgaged, pledged or otherwise subjected to any Lien any of its properties or assets (which includes owned or leased properties or assets), tangible or intangible, except for BHC Permitted Encumbrances or in the ordinary course of business consistent with past practices;

(g) entered into any agreement or commitment involving payment by the BHC Group of more than $250,000 that, pursuant to its terms, is not cancelable without penalty on 60 days’ notice or less;

(h) paid (or committed to pay) any bonus or other incentive compensation to any director, partner, officer or other employee (other than a new hire) or granted (or committed to grant) to any director, partner, officer or other employee any other increase in compensation, except for bonuses payable pursuant to any plan listed on Schedule 2.1.5, base salary or wage increases, in each case in the ordinary course of business consistent with past practices or pursuant to the terms of any written agreement or commitment existing at December 31, 2003;

(i) entered into, adopted or amended (or committed to enter into, adopt or amend) in any material respect any employment, separation, retention, change in control, collective bargaining, deferred compensation, retirement, bonus, profit-sharing, stock option or other equity, pension or welfare plan, contract or other arrangement with an independent contractor or agreement maintained for the benefit of any director, partner, officer, or other employee;

(j) suffered any strike or other labor dispute or controversies, including unresolved grievances, arbitrations or unfair labor practice charges that has had or could reasonably be expected to have a Material Adverse Effect on the BHC Group;

(k) amended its Organizational Documents;

(1) granted any rights or licenses under any of its trademarks or trade names or other BHC Intellectual Property or entered into any licensing or similar agreements or arrangements other than in the ordinary course of business consistent with past practices;

(m) made any material changes in its general policies or practices relating to selling practices, discounts or other material terms of sale or accounting therefor other than in the ordinary course of business consistent with past practices;

(n) changed in any material respect its accounting practices, methods, policies or principles, other than any such changes as may be required under GAAP;

(o) suffered any damage, destruction or other casualty loss (whether or not covered by insurance) affecting its properties or assets (which includes owned and leased properties and assets) which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the BHC Group;

(p) merged with, entered into a consolidation with, or acquired an interest of five percent (5%) or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets;

(q) made any capital expenditure or commitment for any capital expenditure in excess of $250,000;

(r) made any elections with respect to Taxes that affect any member of the BHC Group, changed any method of accounting for Tax purposes of any member of the BHC Group or of any consolidated, combined, unitary or similar group that included a member of the BHC Group or settled or agreed to an entry of judgement with respect to any dispute involving Tax matters of any member of the BHC Group; or

(s) taken any action or omitted to take any action that would result in the occurrence of any of the foregoing.

2.1.6 Taxes.

(a) Filing of BHC Tax Returns and Payment of Taxes. Except as set forth on Schedule 2.1.6(a), all material Seller Group Tax Returns and all material BHC Tax Returns required to be filed on or before the date hereof have been filed with the proper Governmental Authorities and are true, correct and complete in all material respects, and all material Seller Group Tax Returns and all material BHC Tax Returns required to be filed on or before the Closing Date will have been filed by the Closing Date in accordance with Applicable Law and will be true, correct and complete in all material respects. Except for Taxes set forth on Schedule 2.1.6(a) (which are being contested in good faith and by appropriate proceedings), all material Taxes of any member of the BHC Group and all material Taxes of each Seller Group (in each case whether or not shown on a BHC Tax Return or a Seller Group Tax Return) due and payable on or before the Closing Date have (or, in the case of Taxes that become due after the date hereof and on or before the Closing Date, by the Closing Date will have) been duly paid. Except as set forth on Schedule 2.1.6(a), all material BHC Employment and Withholding Taxes required to be withheld and paid on or before the date hereof, and all material BHC Employment and Withholding Taxes required to be withheld and paid on or before the Closing Date, have (or, in the case of such BHC Employment and Withholding Taxes that are required to be withheld and paid after the date hereof and on or before the Closing Date, by the Closing Date will have) been duly paid to the proper Governmental Authority (and in the case of BHC Employment and Withholding Taxes required to be withheld on or before the Closing Date and paid after the Closing Date, will be properly set aside in accounts for such purpose).

(b) Extensions, etc. Except as set forth on Schedule 2.1.6(b), (i) there are currently in effect no extensions or waivers of the time for assessing or collecting any Taxes of any member of the BHC Group or any Taxes of any Seller Group and there are currently in effect no powers of attorney with respect to Tax matters involving any member of the BHC Group, (ii) neither Seller nor any of its Affiliates has requested any extension of time within which to file any Seller Group Tax Return that has not been filed within such extension period; (iii) no member of the BHC Group has requested any extension of time within which to file any BHC Tax Return that has not been filed within such extension period; (iv) there are no requests for rulings in respect of any BHC Taxes pending between any member of the BHC Group and any Governmental Authority; (v) no member of the BHC Group has received a ruling from any Governmental Authority regarding Taxes that remains in effect; and (vi) no member of the BHC Group has entered into an agreement with any Governmental Authority regarding Taxes which remains in effect.

(c) Tax Filing Groups. Except as set forth on Schedule 2.1.6(c), no member of the BHC Group (i) is or has been at any time within the last six (6) years a member of any affiliated, consolidated, combined or unitary group for Tax purposes other than the Seller Group or (ii) has any liability for the Taxes of any person (other than, in the case of clause (w), the Seller Group) (w) under Section 1.1502-6 of the United States Treasury Regulations, or any similar provision of state, foreign or local law, (x) as a transferee, successor, indemnitor or guarantor, (y) by contract or (z) otherwise.

(d) Copies of BHC Tax Returns; Audits; etc. Except as set forth in Schedule 2.1.6(d), Seller has made available to Buyer complete and accurate copies of all BHC Tax Returns as filed and, if applicable, as amended, with respect to all open tax periods that have been filed. Except as set forth on Schedule 2.1.6(d), (i) no Taxes have been asserted by any Governmental Authority to be due in respect of any open tax period of any Seller Group or any member of the BHC Group that have not been settled and fully paid as settled, (ii) no revenue agent’s report or written assessment for Taxes of any Seller Group or any member of the BHC Group has been received by Seller or any of its Affiliates for any open tax period and (iii) no issue has been raised by any Governmental Authority in a writing received by Seller or any of its Affiliates that has not been resolved with respect to Taxes of any Seller Group or any member of the BHC Group.

(e) Tax Sharing Agreements. Except as set forth on Schedule 2.1.6(e), no member of the BHC Group is a party to or bound by or has any contractual obligation under any Tax sharing agreement or arrangement.

(f) Tax Classification. Each member of the BHC Group is treated as a corporation and as a “United States person” for U.S. federal income tax purposes. No member of the BHC Group owns an interest in an entity that is treated as a partnership for federal income tax purposes.

(g) Eligibility for Section 338(h)(10) Election. Seller owns all of the interests in BHC that are treated as equity for U.S. federal income tax purposes. All of the interests in each member of the BHC Group (other than BHC) that are treated as equity for U.S. federal income tax purposes are owned by a single other member of the BHC Group. Parent is and will on the Closing Date be the “common parent” (as defined in Treasury Regulations Section1. 1502-77(a)(l)(i)) of a U.S. federal consolidated return group that includes Seller, BHC and each member of the BHC Group. Parent is eligible to join with Buyer (or the common parent of a U.S. federal consolidated return group that includes Buyer) in making the elections provided for in Section 3.3 hereof.

(h) Assertions of Jurisdiction. Schedule 2.1.6(h) sets forth a list of the states, territories and jurisdictions (foreign and domestic) to which any material Tax has been paid by any member of the BHC Group or by Seller Group in respect of operations of any member of the BHC Group, indicating the type of Tax paid. No claim has been made by any Governmental Authority (i) in any other state, territory or jurisdiction that any member of the BHC Group (or any Seller Group by virtue of the activities of any member of the BHC Group) is or may be subject to Tax in that jurisdiction or (ii) in any such state, territory or jurisdiction that any member of the BHC Group (or any Seller Group by virtue of the activities of any member of the BHC Group) is or may be subject to a type of Tax not indicated for such jurisdiction on Schedule 2.1.6(h).

(i) Specified Tax Items. No member of the BHC Group is a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986, or to any “long-term contract” within the meaning of Section 460 of the Code. None of the assets or properties of any member of the BHC Group constitutes tax-exempt use property under Section 168 of the Code. Seller is not a foreign person as used in Section 1445 of the Code, and Buyer is not required to withhold tax on the acquisition of the Shares by reason of Section 1445 of the Code. No member of the BHC Group has participated in an international boycott as defined in Section 999 of the Code. No member of the BHC Group is required to make any adjustment under Section 481 (a) of the Code by reason of a change in accounting method or otherwise for a period after the Closing Date. No member of the BHC Group has been the “distributing corporation” (within the meaning of Section 355(e)(2) of the Code) with respect to a transaction described in Section 355 of the Code.

(j) Required Disclosure of Reportable Transactions. No member of the BHC Group has entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulations Section 1.601 l-4(b) or a “potentially abusive tax shelter” within the meaning of Section 6112(b) of the Code or which is required to be disclosed under provisions of state law similar to Treasury Regulations Section 1.6011-4.

2.1.7 Properties and Assets. Schedule 2.1.7 sets forth a complete and correct list, as of the date hereof, of all real property leased by any member of the BHC Group, including the names of each of the parties to the applicable lease, the location of the applicable property and the applicable lease documents. None of the members of the BHC Group owns any real property. Each member of the BHC Group has valid title to all material personal property owned by it, and valid leasehold interests in all real and material personal property leased by it, in each case free and clear of all Liens, except (i) Liens specified in Schedule 2.1.7 or reflected in the BHC Financial Statements, (ii) Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on its books in accordance with GAAP, (iii) statutory Liens incurred in the ordinary course of business consistent with past practices that have not had and could not reasonably be expected to have a Material Adverse Effect on the BHC Group and (iv) Liens which do not materially detract from the value or materially interfere with the use of the properties affected thereby (the exceptions described in the foregoing clauses (i), (ii), (iii) and (iv) being referred to collectively as “BHC Permitted Encumbrances”). Schedule 2.1.7 sets forth a list of each Lease under which any member of the BHC Group is a lessee as to which the consummation by Seller of the transactions contemplated hereby would result in a violation of, loss of rights or default under or constitute an event creating rights of acceleration, termination or cancellation under such Lease. The Leases are the only documents between the parties thereto with respect to the subject matter thereof. No lessor or lessee under any real property Lease has exercised any right to (i) cancel such Lease or shorten or lengthen the term thereof, (ii) lease additional premises, (iii) reduce, relocate or expand the premises demised by such Lease, or (iv) purchase any property. No portion of any security deposit has been applied and the landlord is holding the full amount of any security deposit required under the applicable Lease. All rent, fees and other payments due under each Lease have been fully paid. Each Lease was negotiated at arms’-length and the tenant and landlord thereunder are not affiliated. Each premises demised by a Lease is in good condition and repair. The real property demised by the Leases is the only real property necessary for the business of the members of the BHC Group and no member of the BHC Group uses or occupies other real property other than the Denver Leases.

2.1.8 Contracts.

(a) Schedule of Contracts, etc. Schedule 2.1.8(a) sets forth a correct and complete list, as of the date hereof, of all BHC Contracts. The term “BHC Contracts” means all agreements, contracts, licenses and commitments, including material oral agreements, of the following types to which any member of the BHC Group is a party or by which any member of the BHC Group or its respective properties is bound and which is currently in effect, as amended, supplemented, waived or otherwise modified as of the date hereof: (i) “dual employee” contracts, clearing services contracts and contracts for the performance of other services provided to financial intermediaries (other than financial intermediaries that are customers of BHC Correspondent Customers); (ii) employment, retention, material independent contractor arrangements, change in control and collective bargaining agreements, if any, with any directors, officers, other employees, or trade unions, of any member of the BHC Group; (iii) mortgages, indentures, security agreements relating to indebtedness for borrowed money, letters of credit, promissory notes, loan agreements and other material agreements, guarantees and instruments relating to the borrowing of money or extension of credit; (iv) material licenses and other similar material agreements involving Intellectual Property; (v) joint venture, partnership and similar agreements; (vi) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements; (vii) personal property leases providing for annual rentals of $250,000 or more; (viii) agreements, contracts and commitments for the purchase or sale of supplies, services, equipment or other assets that provide for annual payments of $500,000 or more; (ix) any other agreements, contracts, licenses or commitments that are material to the business, financial condition, results of operations or properties of any member of the BHC Group; (x) any guaranty (including by way of any agreement to “keep well” or any similar arrangements) of any of the foregoing and (xi) the Leases. No member of the BHC Group has made any loan which is secured by a mortgage or services any mortgages or otherwise is engaged in mortgage banking activities. Seller has made available to Buyer for inspection complete and correct copies of all BHC Contracts, including a description of any material oral agreements.

(b) No Defaults, etc. Except as set forth in Schedule 2.1.8(b), excluding any failure to obtain Consents with respect to the BHC Contracts listed in Schedule 2.l.l(c) and further excluding those matters which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group (i) each BHC Contract is in full force and effect in all material respects, enforceable in accordance with its terms against the applicable member of the BHC Group that is party thereto and, to the Knowledge of Seller, the other parties thereto, (ii) upon consummation of the transactions contemplated by this Agreement each BHC Contract shall continue in full force and effect without penalty or other Adverse Consequences and (iii) there does not exist under any BHC Contract any uncured notice of default, any event of default, or any event or condition that, after notice or lapse of time or both, would constitute an event of default, on the part of any member of the BHC Group or, to the Knowledge of Seller, on the part of any other party to any BHC Contract. Except as disclosed in Schedule 2.1.8(b), no member of the BHC Group is subject to any contract, agreement, license or commitment materially restricting or limiting the type or scope of business or operations that it may conduct now or immediately after the Closing Date, including any non-competition, non-solicitation, confidentiality or standstill agreements, other than such agreements entered into in the ordinary course of business containing non-solicitation, confidentiality or standstill provisions.

2.1.9 Intellectual Property.

(a) Schedule of Intellectual Property. Schedule 2.1.9(a) sets forth a correct and complete list of all registered Intellectual Property owned by any member of BHC Group (other than off-the-shelf software programs that have not been customized for use by any member of the BHC Group) as of the date hereof (the “BHC Intellectual Property”) and sets forth the owner and nature of the interest of the BHC Group therein. To the Knowledge of Seller, and except as set forth on Schedule 2.1.9(a), there is no material Intellectual Property used in the business as currently conducted that is owned by any Person other than members of the BHC Group. To the Knowledge of Seller, all of the Intellectual Property owned by any member of the BHC Group is owned free and clear of any Liens, except as set forth on Schedule 2.1.9(a). Except as set forth in Schedule 2.1.9(a) and to the Knowledge of Seller, the BHC Group owns or has the legal right to use the material Intellectual Property used in the business as currently conducted by each member of the BHC Group.

(b) No Infringement, etc. To the Knowledge of Seller, the business and operations of the BHC Group as currently conducted and the Intellectual Property owned by any member of the BHC Group do not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property and no claim is pending or to the Knowledge of Seller, has been threatened with respect to any infringement or conflict resulting from either the business and operations of the BHC Group or the Intellectual Property used in the business as currently conducted, except as set forth on Schedule 2.1.9(b) or except to the extent that any infringement or conflict could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group. To the Knowledge of Seller, none of the Intellectual Property owned by any member of the BHC Group is being materially infringed, nor is such Intellectual Property being materially used or available for use by any Person other than a member of the BHC Group, except as set forth in Schedule 2.1.9(a) or (b). No Intellectual Property owned by any member of the BHC Group is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by any member of the BHC Group with respect to its business or restricting the licensing thereof by such member to any Person. Except as set forth on Schedule 2.1.9(b), no member of the BHC Group has entered into any agreement to indemnify any other Person against any charge of infringement of Intellectual Property, other than pursuant to any such agreements entered into in connection with the use of commercially available information systems applications. Except as disclosed in Schedule 2.1.9(a) or (b), the material Intellectual Property owned by any member of the BHC Group has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, to the extent necessary or desirable to ensure full protection under any Applicable Law, and such registrations, filings, issuances and other actions remain in full force and effect. Except as set forth in Schedule 2.1.9(b) or to the extent disclosed in writing on or prior to the date hereof, each member of the BHC Group has taken all reasonably necessary actions to ensure full protection of the material Intellectual Property (including maintaining the secrecy of all confidential Intellectual Property and, to the extent legally required or customary to protect such Intellectual Property owned by any Member of the BHC Group (other than off-the-shelf software), all necessary and appropriate standards of quality control) under any Applicable Law.

2.1.10 Insurance. Schedule 2.1.10 sets forth a correct and complete list of all insurance policies and fidelity bonds maintained on the date hereof by or for the benefit of the members of the BHC Group. Seller has made available to Buyer complete and correct copies of all such policies and bonds, together with all riders and amendments thereto as of the date hereof. As of the date hereof, such policies and bonds are in full force and effect, and all premiums due thereon have been paid. The members of the BHC Group have complied in all material respects with the terms and provisions of such policies and bonds. Except as set forth on Schedule 2.1.10, there is no claim in excess of $100,000 by any member of the BHC Group pending as of the date hereof under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Such policies and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since December 31, 2003 and are of the type and in amounts customarily carried by Persons conducting businesses similar to the businesses of the BHC Group. If so requested by Buyer, the members of the BHC Group will have their insurance broker(s) notify the underwriters of such policies and bonds of the transactions contemplated by this Agreement and advise such insurance broker(s) to maintain all such policies and bonds in accordance with their terms until further notice.

2.1.11 Compliance with Laws and Other Instruments; Governmental Approvals.

(a) Compliance with Laws, etc. Except as disclosed in Schedule 2.1.11(a), no member of the BHC Group is in material violation of or material default under, or has at anytime since December 31, 2003 materially violated or been in material default under, (i) any Applicable Law applicable to it or any of its properties or business or (ii) any provision of its Organizational Documents. Schedule 2.1.11(a) sets forth a correct and complete list of all consent decrees or other similar agreements entered into by any member of the BHC Group with any Governmental Authority currently in effect. Except as disclosed in Schedule 2.1.11(a), to the Knowledge of Seller, no Governmental Authority has instituted, implemented, taken or threatened to take any other action the effect of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the BHC Group. Except as set forth on Schedule 2.1.11(a), all members of the BHC Group that are required to be licensed by the insurance department of any jurisdiction are duly licensed in such jurisdiction. No member of the BHC Group has received written notice of any pending suit, proceeding or investigation concerning the failure of any such member to obtain any insurance license, or concerning the cancellation, suspension, revocation, limitation or nonrenewal of any insurance license.

(b) Governmental Approvals. Except as disclosed in Schedule 2.1.11(b), all material Governmental Approvals necessary for the conduct of the business and operations of each member of the BHC Group have been duly obtained and are in full force and effect. There are no proceedings pending or, to the Knowledge of Seller, threatened that would reasonably be expected to result in the revocation, cancellation or suspension, or any materially adverse modification, of any such Governmental Approval, and except with respect to Governmental Approvals set forth on Schedule 2.1.11(b), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any such revocation, cancellation, suspension or modification.

(c) Filings. Since December 31, 2000, each member of the BHC Group has filed all material registrations, reports, statements, notices and other filings required to be filed with the Commission and any other Governmental Authority by such member of the BHC Group, to the extent applicable, including all required amendments or supplements to any of the above, except to the extent that failure to file could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group (the “BHC Filings”). The BHC Filings complied in all material respects, where applicable, with the requirements of the Exchange Act and any other Governmental Authority and all fees and assessments due and payable in connection therewith have been paid. Each such registration is in full force and effect. Except as disclosed on Schedule 2.1.11(c) and except for routine requests for information, such as “trade reporting” inquiries, “sweep letters” and similar requests, conducted by a Governmental Authority in the regular course of the business of the BHC Group, no member of the BHC Group has received notice that any Governmental Authority has initiated any proceeding or investigation into the business or operations of any member of the BHC Group or any of its employees or agents. Except as disclosed on Schedule 2.1.11(c), there is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any onsite examination of any member of the BHC Group. Seller has made available to Buyer complete and correct copies of (i) all BHC Filings made within the past two years (including, but not limited to, all filings on Form BD and Form ADV), (ii) all audit reports received by any member of the BHC Group from the Commission or any other Governmental Authority and all written responses thereto made by any such member during the past two years, (iii) copies of all inspection reports provided to any member of the BHC Group by the Commission, any state regulatory authority or any other Governmental Authority during the past two years and (iv) all correspondence relating to any inquiry or investigation provided to any BHC Group by the Commission, any state regulatory authority or any other Governmental Authority during the past two years.

2.1.12 Affiliate Transactions. Schedule 2.1.12 sets forth a correct and complete list of all agreements, arrangements, contracts or other commitments, other than brokerage accounts, in effect as of December 31, 2003 between any member of the BHC Group, on the one hand, and Seller, any of its Affiliates, any officer, director or stockholder of any member of the BHC Group, Seller or any of its Affiliates, on the other hand, other than compensation or benefit agreements, arrangements and commitments set forth on Schedules 2.1.15(a)(i) and 2.1.15(a)(ii). Since December 31, 2003, except as set forth in Schedule 2.1.12, no member of the BHC Group has entered into any agreement, arrangement, contract or other commitment or transaction with any officer, director or stockholder of any member of the BHC Group.

2.1.13 Government Regulation.

(a) Broker-Dealers. Each of Fiserv Securities, Inc., Fiserv Investor Services, Inc. and Trade Star Investments, Inc. (collectively, the “BHC Registered Broker-Dealers”) is, and at all times required by the Exchange Act during the past five years (or such shorter period as such entity has been in existence and required to be registered) has been, a broker-dealer duly registered under the Exchange Act and, to the extent required, the Municipal Securities Rulemaking Board. Each BHC Registered Broker-Dealer is a member firm in good standing of the NASD. Except for any BHC Registered Broker-Dealer set forth on Schedule 2.1.13(a), each of the BHC Registered Broker-Dealers is, and at all times required by Applicable Law (other than the Exchange Act) during the past two years has been, duly registered, licensed or qualified as a broker-dealer in each state where the conduct of its business required such registration, licensing or qualification. Each such United States federal and state registration, license or qualification, as of the date hereof, is reflected in the Fiserv Forms BD delivered to Buyer and is in full force and effect. Except for any BHC Registered Broker-Dealer set forth on Schedule 2.1.13(a), no member of the BHC Group other than the BHC Registered Broker-Dealers is or has been during the past three years required to be registered, licensed or qualified as a broker-dealer under the Exchange Act, or subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified.

(b) Trust Companies. No member of the BHC Group is or has been required to be registered, licensed or qualified as a trust company under any Applicable Law, or subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified, except for any such failure that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group.

(c) Other Entities. The members of the BHC Group and each of their officers or employees which are or who are required to be registered as a registered principal, registered representative, an investment advisor representative, a futures commission merchant, an insurance agent or a sales person with the Commission, or an equivalent person with the securities or insurance commission of any other Governmental Authority, are duly registered as such and such registrations are in full force and effect, or are in the process of being registered as such within the time periods required by Applicable Law. Except as set forth on Schedule 2.1.13(c), all applicable federal, state and foreign registration requirements have been complied with in all material respects and such registrations as currently filed, and all periodic reports required to be filed with respect thereto, are accurate and complete in all material respects.

(d) Except as set forth on Schedule 2.1.13(d) or on the Fiserv Forms BD, neither any member of the BHC Group nor any of their respective Affiliates is subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any letter of admonition or similar communication from, or has adopted a board resolution at the request or suggestion of, any Governmental Authority that restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Regulatory Agreement”), and nor has any member of the BHC Group or any of their respective current employees or current employees of Parent, Seller or any of their Affiliates acting on behalf of the BHC Group during the past two years been advised in writing or otherwise by any regulatory authority or Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement nor is there any pending or, to Knowledge of Seller, threatened regulatory investigation. Except as set forth on Schedule 2.1.13(d), neither any member of the BHC Group nor any of their respective current employees or current employees of Parent, Seller or any of their Affiliates acting on behalf of the BHC Group during the past two years, has been, in each case, convicted within the past ten (10) years of any felony or misdemeanor described in Section 3(a)(39) of the Exchange Act, or is, by reason of any misconduct, permanently or temporarily enjoined from acting in the capacities, or engaging in the activities, described in Section 3(a)(39) of the Exchange Act.

(e) Except as set forth on Schedule 2.1.13(e), each of the BHC Registered Broker-Dealers (i) has implemented policies and procedures that are reasonably designed to comply with the Applicable Laws including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervision, Books and Records, risk assessment and continuing education and the rules of the Commission (including Rule 206(4)-7 under the Investment Advisers Act) and any Governmental Authority having jurisdiction (collectively, the “BHC Policies and Procedures”) and (ii) to the Knowledge of Seller, there has been no unresolved material noncompliance with the BHC Policies and Procedures during the past four (4) years.

(f) Each member of the BHC Group (except Select Advisory Services, LLC) is not required to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the transaction contemplated by this Agreement will not require any member of the BHC Group, their respective Affiliates or customers to obtain the consent of any person under Section 205 of the Investment Advisers Act. Except as set forth on Schedule 2.1.13(f), Select Advisory Services, LLC is, and at all times has been, duly and validly registered when so required as an investment adviser with the Commission. The Form ADV provided to Buyer sets forth a complete list of each jurisdiction in which Select Advisory Services, LLC currently makes notice filings as an investment adviser.

(g) No member of the BHC Group is required to be registered as an exchange or transfer agent, a clearing agency, a government securities dealer, a commodity trading advisor or commodity pool operator.

(h) No current employee of any member of the BHC Group is or has been during the past two years (as applicable):

(i) subject to a statutory disqualification specified in Section 3(a)(39) of the Exchange Act, Sections 203(e) or (f) of the Investment Advisers Act, Section 411 of ERISA or any substantially equivalent foreign (A) expulsion or suspension from membership, (B) bar or suspension from association, (C) denial of trading privileges, (D) order denying, suspending, or revoking registration or barring or suspending association or (E) finding with respect to causing any such effective foreign suspension, expulsion or order;

(ii) convicted of any foreign offense, enjoined from any foreign act, conduct or practice, or found to have committed any foreign act substantially equivalent to any of those listed in Sections 15(b)(4)(B), (C), (D) or (E) of the Exchange Act or Section 203(3)(3) of the Investment Advisers Act; and

(iii) found to have made or caused to be made any false foreign statement or omission substantially equivalent to any of those listed in Section 3(a)(39)(E) of the Exchange Act.

(i) Except as set forth on Schedule 2.1.13(i), Seller has made available to Buyer true, correct and complete copies of the governing plan documents and related agreements, forms and contracts for each retirement plan, arrangement and account, including individual retirement accounts under Section 408 or 408(A) of the Code, education savings accounts under Section 530 of the Code, simplified employee pension plans under Section 408(k) of the Code, savings incentive match plans for employees under Section 408(p) of the Code, plans intended to be qualified under Section 401(a) of the Code, custodial accounts under Section 403 (b) of the Code, with respect to which BHC or any member of the BHC Group acts as a custodian, trustee and/or prototype sponsor, and the governing plan documents and related agreements, forms and contracts for each retirement plan, arrangement and account for which BHC or any member of the BHC Group provides services (each a “Plan” or collectively, the “Plans”) and other related agreements or materials provided to or made available to customers. Neither the Seller, BHC nor any member of the BHC Group has any liability with respect to any transaction involving a Plan in violation of Section 406 of ERISA or any “prohibited transaction” as defined in Section 4975(c)(l) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) of the Code or on which an excise tax could be payable under Section 4975 of the Code or a civil penalty under Section 502(i) of ERISA.

(j) BHC and/or certain members of the BHC Group serve as custodian, trustee and/or prototype sponsor for plans intended to be qualified under Section 401(a) of the Code, custodial accounts under Section 403(b) of the Code and individual retirement accounts under Section 408 and 408(A) of the Code, including, but not limited to, traditional, SIMPLE, SEP and Roth individual retirement accounts, as well as education savings accounts under

Section 530 of the Code. Seller represents and warrants to Buyer that on the Closing Date BHC and/or members of the BHC Group that serve as custodian and/or trustee of any Plans shall be either a “bank” (as defined in Section 408(n) of the Code) or a person authorized by the IRS to act as a custodian of such accounts pursuant to Treasury Regulation Section 1.408-2(e) and that such entity or person is so qualified to serve as a custodian of such accounts and has provided Buyer with the true, correct and complete copies of such entity’s non-bank trustee application, IRS approval letter and any related notices thereto filed with the IRS.

(k) Neither BHC nor any member of the BHC Group serves or has ever served during the past seven years as a custodian, trustee and/or prototype sponsor or issuer for any retirement plan, arrangement or account other than those listed in Section 2.1.13(j) above, including, but not limited to, individual retirement annuities under Section 408(b) of the Code, or plans intended to meet the requirements of Section 457 of the Code. Notwithstanding anything to the contrary herein, neither BHC nor any member of the BHC Group nor any ERISA Affiliate of any BHC Group member serves or has served during the past seven years as trustee of any Plan that is a retirement plan intended to be qualified under Section 401 (a) of the Code.

(1) Neither BHC nor any member of the BHC Group permits or has permitted during the past seven years individuals to maintain margin accounts for the purpose of trading securities in connection with any Plans for which it serves as custodian or trustee.

(m) Neither BHC nor any member of the BHC Group provides or has provided during the past seven years recordkeeping services to any employee pension benefit plan as defined under Section 3(2) of ERISA, including, but not limited to, any profit sharing, 401(k) or money purchase pension plan, or any cash balance or defined benefit pension plan.

(n) Neither BHC nor any member of the BHC Group provides or has provided during the past seven years services, including, but not limited to, any design, management or administrative services, to any qualified defined contribution plans that are either a stock bonus plan, or a combination stock bonus and money purchase plan that invest primarily in employer securities, including any employee stock ownership plan under Section 409 of the Code, or any employee stock purchase plan under Section 423 of the Code.

(o) Neither BHC nor any member of the BHC Group provides or has provided during the past seven years services, including, but not limited to, any design, management or administrative services, to any qualified tuition program under Section 529 of the Code.

(p) Neither BHC nor any member of the BHC Group provides or has provided during the past seven years services, including, but not limited to, any design, management or administrative services, to any employee welfare benefit plan as defined under Section 3(1) of ERISA, or any Archer medical savings account under Section 220 of the Code, health savings account under Section 223 of the Code, health reimbursement arrangement, flexible spending account, or cafeteria plan under Section 125 of the Code.

(q) The form of the Plans and the conduct of Seller, BHC and each member of the BHC Group with respect to the Plans has been and are in compliance with Applicable Law, including ERISA and the Code, and neither BHC nor any member of the BHC Group has incurred and is not reasonably expected to incur any liability under either ERISA or the Code relating to the Plans.

(r) All governmental reports required by BHC and any member of the BHC Group for acts completed prior to the Closing Date with respect to the Plans, other than reports with respect to distributions and contributions in 2004 reportable on IRS Forms 1099-R and 5498 made from or to the Plans prior to the Closing Date, have been timely filed.

(s) To the extent applicable, BHC and members of the BHC Group have obtained a favorable opinion letter from the IRS on changes to the Code and Treasury regulations, including those made by the Economic Growth and Tax Relief Reconciliation Act of 2001 (or filed by applicable deadlines imposed by the IRS and are awaiting receipt of such opinion letter) and all prior legislation with respect to each Plan for which BHC or a member of the BHC Group serves as a prototype sponsor. No event has occurred that would be reasonably likely to negatively impact reliance on such opinion letter.

(t) No member of the BHC Group has received notice of or been advised of any investigations by any Governmental Authority with respect to any Plan and there are no other claims, suits or proceedings pending or, to the Knowledge of Seller, threatened against BHC or any member of the BHC Group with respect to any Plan.

2.1.14 Labor Matters, etc. No member of the BHC Group is a party to or bound by any collective bargaining or other labor agreement. Each member of the BHC Group is currently in compliance with and has materially complied with all Applicable Laws pertaining to the employment or termination of employment of their respective employees, except for any failures to comply that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group.

2.1.15 ERISA.

(a) Schedule of Plans. etc. Schedule 2.1.15(a) sets forth a correct and complete list of each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and each written bonus, incentive or deferred compensation, stock option or other equity, retention, change in control or other employee or retiree compensation or benefit plan, program or arrangement (“Benefit Plans”) that is currently or has, in the past six years, been established, sponsored, adopted or maintained or contributed to solely by any member of the BHC Group, except for Benefit Plans that have otherwise been merged into BHC Group Plans (collectively, the “BHC Plans”). Schedule 2.1.15(a) sets forth a correct and complete list of each Benefit Plan that currently or has, in the past six years, been established, sponsored, adopted or maintained or contributed to by any ERISA Affiliate of the BHC Group that is not in the BHC Group that are applicable to the individuals who perform services for the BHC Group, other than a Benefit Plan that has otherwise been merged into a Seller Plan (“Seller Plans”) (Seller Plans and BHC Plans collectively referred to herein as “BHC Group Plans”). Parent or Seller has made available to Buyer correct and complete copies of all BHC Group Plans in which one or more BHC Employees is eligible to participate or entitled to benefits and, as applicable, all related trusts or other funding agreements, all amendments to such BHC Group Plans, the most recent IRS Form 5500 filed in respect of any such BHC Group Plan, the most recent summary plan description and summaries of material modifications of any such BHC Group Plan and the most recent actuarial valuation prepared for any such BHC Group Plan. Except as disclosed on Schedule 2.1.15(a), each BHC Group Plan intended to be qualified under Section 401 (a) of the Code has either (i) received a favorable determination letter from the IRS as to its qualification under the Code or (ii) been submitted to the IRS for such determination letter within the applicable remedial amendment period under Section 401(b) of the Code and such determination letter application is still pending. No amendment has been made to any such BHC Group Plan since the date of its most recent determination letter that would reasonably be expected to result in the disqualification of such BHC Group Plan and no other event has occurred with respect to any such BHC Group Plan which would reasonably be expected to adversely affect the qualification of such BHC Group Plan.

(b) No Minimum BHC Funding Standards, etc. Except as disclosed on Schedule 2.1.15(b). no BHC Group Plan is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, no BHC Group Plan is a multi-employer plan (as defined in Section 3(37) of ERISA) or a multiple employer plan and no BHC Group Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code. Except as disclosed on Schedule 2.1.15(b), the “amount of unfunded benefit liabilities” within the meaning of Section 4001(a)(18) of ERISA does not exceed zero with respect to any BHC Group Plan subject to Title IV of ERISA. No material liability has been incurred pursuant to the provisions of Title I or IV of ERISA by any member of the BHC Group or any ERISA Affiliate thereof and no condition or event exists or has occurred which would reasonably be expected to result in any such material liability to any such Person.

(c) Operation of the BHC Group Plans, etc. Each of the BHC Group Plans has been operated and administered in compliance with its terms and all Applicable Law, including but not limited to ERISA and the Code, except for any failures to comply that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group or on any BHC Group Plan. There are no material claims pending or, to the Knowledge of Seller, threatened by or on behalf of any employee of any member of the BHC Group involving any BHC Group Plan or its assets (other than routine claims for benefits under the terms of any such BHC Group Plan). All contributions required to have been made to any BHC Group Plan by any member of the BHC Group or any ERISA Affiliate thereof pursuant to Applicable Law (including, without limitation, ERISA and the Code) or a plan document have been made within the time required by such Applicable Law or plan document.

(d) No Prohibited Transactions. Neither any member of the BHC Group nor any ERISA Affiliate has any liability with respect to any transaction involving a BHC Group Plan in violation of Section 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(l) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, except for any such liability that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group. Neither any member of the BHC Group nor any ERISA Affiliate has participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any BHC Plan or has any unpaid civil liability under Section 502(1) of ERISA, except for any such violation or liability that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group. Except as disclosed on Schedule 2.1.15(d), there are no suits, investigations or other proceedings pending or, to the Knowledge of Seller, threatened in writing by any Governmental Authority against any BHC Group Plan, the trustee of any assets held thereunder or BHC, relating to the BHC Plans.

(e) Reportable Event. Except as disclosed on Schedule 2.1.15(e), no BHC Group Plan that is a BHC Pension Plan has been the subject of a reportable event, as described in Section 4043 of ERISA, as to which notices would be required to be filed with the PBGC. For purposes of this Section 2.1.15, “BHC Pension Plan” shall mean a funded employee pension benefit plan, as defined in Section 3(2) of ERISA, established or maintained by any member of the BHC Group or any ERISA Affiliate that is not an individual account plan within the meaning of Section 3(34) of ERISA.

(f) No Liability, etc. No liability has been incurred by BHC or an ERISA Affiliate for any tax, penalty or other liability with respect to any BHC Group Plan, except for any liability that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group.

(g) Required Contributions. BHC has made all required contributions under each BHC Group Plan that is a BHC Pension Plan on a timely basis or, if not due yet, adequate accruals therefor have been provided for in the financial statements. No BHC Group Plan that is a BHC Pension Plan has incurred any “accumulated funding deficiency” within the meaning of Section 302 of ERISA or Section 412 of the Code and no BHC Plan that is a BHC Pension Plan has requested or received a waiver of the minimum funding standards imposed by Section 412 of the Code.

(h) No Termination. There has been no termination or partial termination, as defined in Section 41 l(d) of the Code and the regulations thereunder, of any BHC Group Plan that is a BHC Pension Plan.

(i) Welfare Plans. The BHC Group Plans that are group health plans (as defined for the purposes of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and all regulations thereunder (“COBRA”)) have complied with the requirements of COBRA to provide healthcare continuation coverage to qualified beneficiaries who have elected, or may elect to have, such coverage, except for any violation that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the BHC Group. The BHC Plans that are health plans (as defined in 45 CFR 160.103) and thereby are subject to the requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) have been administered in compliance with such provisions. No BHC Plan provides health or death benefit coverage beyond the termination of an employee’s employment, except as required by COBRA or pursuant to any state laws requiring continuation of benefits coverage following termination of employment.

(j) No Acceleration. No benefit under any BHC Group Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement either alone or in conjunction with another event (e.g., termination of employment).

(k) Deductibility. The tax deductibility of any amount payable under any BHC Group Plan will not be limited by operation of Section 162(m) or 280G of the Code.

(1) Classification. Each individual who renders services to a member of the BHC Group who is classified as having the status of an independent contractor, intern or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under BHC Group Plans) is properly so characterized and treated.

(m) WARN. Each member of the BHC Group is and has been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act (the “WARN Act”) and any similar state or local laws relating to plant closing and layoffs. Except as set forth on Schedule 2.1.15(m), none of the employees of the BHC Group have suffered an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement. The listing on Schedule 2.1.15(m) shall be updated at the Closing for employment losses occurring during the 90-day period prior to Closing.

2.1.16 Environmental Matters. Except as set forth in Schedule 2.1.16, and except for those matters which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the BHC Group:

(a) Facilities. The BHC Group and the BHC Facilities are and have been in compliance with all Environmental Laws;

(b) Compliance. No events, facts or conditions will prevent, hinder or limit continued compliance by the BHC Group and the BHC Facilities with applicable Environmental Laws, and no material expenditures or commitments by the BHC Group are planned or necessary by the BHC Group to maintain continued compliance by the BHC Group and the BHC Facilities as of the date of this Agreement or beyond the Closing Date;

(c) Permits, Licenses, etc. The BHC Group has obtained all material Permits required pursuant to applicable Environmental Laws to carry on its business as now conducted; all such Permits are in full force and effect and are not subject to any appeals or to any unsatisfied conditions which are required to be satisfied by the Closing Date; and no such Permits are subject to any pending or threatened modification, suspension, revocation, rescission or cancellation;

(d) Releases of Hazardous Substances. The BHC Group is not liable under any applicable Environmental Law with respect to the release, threatened release, or presence of any Hazardous Substance;

(e) Presence of Hazardous Substances. No Hazardous Substance which may require response or corrective action or remediation under any Environmental Law is present at, threatening, or emanating from any property presently owned or operated by the BHC Group, or was present at or emanating from any other property when previously owned or operated by the BHC Group;

(f) Claims, etc. The BHC Group is not subject to any pending or threatened claim, nor obliged to comply with any judgment, order, ruling, settlement, or agreement arising under any Environmental Law;

(g) Investigations. The BHC Group has not received any notice that it is a potentially liable party, that it is required to provide information, or that it or any of the BHC Facilities is subject to an investigation in connection with any applicable Environmental Law; and

(h) Remediation. The BHC Group has not entered into any negotiations or agreements either relating to any response or corrective action or remediation relating to liabilities or potential liabilities arising under any Environmental Law or providing any indemnification or renouncing indemnification claims for any liabilities arising under any Environmental Law.

2.1.17 Litigation. Except as set forth in Schedule 2.1.17, there is no judicial or administrative action, suit, investigation, inquiry or proceeding pending or, to the Knowledge of Seller, threatened, that (a) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the BHC Group or result in any liability on the part of the BHC Group in an amount in excess of $500,000 individually or $1,000,000 in the aggregate or (b) questions the validity of this Agreement or of any action taken or to be taken by any member of the BHC Group or Seller in connection with this Agreement or the transactions contemplated thereby.

2.1.18 Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of Seller or Parent in such manner as to give rise to any claim against Seller for any brokerage or finder’s commission, fee or similar compensation, except for Credit Suisse First Boston, LLC.

2.1.19 Improper Payments. Neither any member of the BHC Group nor, to the Knowledge of Seller, any Person acting on their behalf has made, paid or received any bribes, kickbacks or other similar payments to or from any Person. No contributions have been made by any member of the BHC Group, directly or indirectly, to a domestic or foreign political party or candidate.

2.1.20 Customers.

(a) Schedule 2.1.20(a)(i) (the “Customer Account Schedule”) sets forth a true and complete list, as of the date hereof (other than such BHC Correspondent Customers that have given or received notice of termination as listed in Schedule 2.1.20(a)(ii)), of each BHC Correspondent Customer account (each a “Customer Account”) and, for each Customer Account, (a) the (i) Net Revenue generated by each such account during the eleven-month period ended November 26, 2004 and (ii) aggregate Net Revenue of such Customer Accounts annualized through December 31, 2004 (the “Annualized 2004 Customer Account Revenue”), and (b) the Net Account Asset Value as of December 14, 2004. Except as set forth on Schedule 2.1.20(a)(ii), neither Seller nor any member of the BHC Group has received any notice that any

BHC Correspondent Customer has ceased, or will cease (other than by expiration of its agreement by its terms), to use the products or services of the applicable member of the BHC Group, or has substantially reduced the use of such products or services at any time other than as a result of general market conditions.

(b) Except as set forth on Schedule 2.1.20(b), the customer lists and related data (other than electronic mails and electronic spreadsheets used in the ordinary course of business prior to the Closing) of any member of the BHC Group have not been integrated into any database of Seller or any of its Affiliates (other than any member of the BHC Group), and neither Seller nor any of its Affiliates (other than any member of the BHC Group) has solicited any customers to become brokerage customers of Seller or any of its Affiliates (other than any member of the BHC Group) using customer lists or related data of any member of the BHC Group.

2.1.21 Computer Systems. The computer hardware and software and related materials used by any Significant Subsidiary are in satisfactory operating condition for use by such Subsidiary as the business of the BHC Group is currently conducted. Except as set forth on Schedule 2.1.21, to the Knowledge of Seller, the use of such computer hardware and software and related materials by any Significant Subsidiary has not resulted in the termination of any BHC Contract or any material reduction in the services provided to any of them, warranties available to any of them, or rights of any of them under any BHC Contract.

2.1.22 Disclosure of All Matters Relating To Regulatory Approval of the Change-of-Control and Licensing. Each member of the BHC Group and Seller is not aware of any facts or circumstances that would (a) cause any Governmental Authority to not approve the transfer of ownership of BHC from Seller to Buyer or (b) cause any Governmental Authority to revoke or restrict the license or licenses to operate as a broker-dealer after the change in ownership of any member of the BHC Group.

2.1.23 Derivative Instruments. No member of the BHC Group is a party to or a beneficiary of any swaps, caps, floors, futures, forward contracts, option agreements or any other derivative financial instruments, contracts or arrangements.

2.1.24 Customer Agreements and Related Documentation. The BHC Group has in its possession the valid, binding and enforceable documentation necessary to maintain each BHC Customer client’s account and to perform brokerage and related services for any client of a BHC Customer, in a manner consistent with its activities on behalf of any BHC Customer, except for customary delays in the forwarding of account documentation. Each transaction effected by any member of the BHC Group in an account on behalf of any (i) BHC Correspondent Customer or (ii) direct retail customer of TradeStar Investments, Inc. has been, in each case duly authorized and was performed in accordance with the terms of the customer agreement or other documentation and Applicable Laws.

2.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

2.2.1 Authorization; No Conflicts; Status of Buyer, etc.

(a) Due Organization, etc. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the requisite limited liability company power and authority to carry on its business as now conducted and to own or lease and to operate its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated. Buyer is duly qualified to do business and is in good standing as a foreign limited liability company in all jurisdictions, except where the failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Buyer.

(b) Authorization, etc. Buyer has all requisite limited liability company power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by it. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, by Buyer have been duly authorized by all requisite limited liability company action of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and legally binding obligation of Buyer, enforceable against it in accordance with its terms.

(c) No Conflicts. Except as set forth on Schedule 2.2.l(c), the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby will not contravene, result in any violation of, loss of rights or default under, constitute an event creating rights of acceleration, termination, repayment or cancellation under, entitle any party to receive any payment or benefit pursuant to, or result in the creation of any Lien upon any of the properties or assets of Buyer under, (i) any provision of the Organizational Documents of Buyer or (ii) any Applicable Law applicable to Buyer or any of its properties, except for any such contraventions, violations, losses, defaults, accelerations, terminations, repayments, cancellations or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Buyer. Except as set forth on Schedule 2.2.l(c), no Governmental Approval (other than pursuant to the HSR Act) or other Consent is required to be obtained or made by Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

2.2.2 Litigation. There is no judicial or administrative action, suit, investigation, inquiry or proceeding pending or, to the Knowledge of Buyer, threatened, or any reasonable basis therefor, that questions the validity of this Agreement or of any action taken or to be taken by Buyer in connection with this Agreement or the transactions contemplated thereby.

2.2.3 Brokers, Finders, etc. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of Buyer in such manner as to give rise to any valid claim against Buyer for any brokerage or finder’s commission, fee or similar compensation.

2.2.4 Investment. The BHC Shares will be acquired by Buyer for its own account for the purpose of investment. Buyer is not acquiring the BHC Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

2.2.5 Disclosure of All Matters Relating To Regulatory Approval of the Change-of-Control and Licensing. Buyer is not aware of any facts or circumstances that would cause any Governmental Authority to not approve the transfer of ownership of BHC from Seller to Buyer.

2.2.6 Federal Income Tax Status of Buyer. For federal income tax purposes, Buyer is an entity whose separate existence from its parent, Fidelity Global Brokerage Group, Inc., is disregarded. Buyer’s status as a limited liability company, all of the interests in which are owned by Fidelity Global Brokerage Group, Inc., will not prevent the Section 338(h)(10) Elections provided for in this Agreement from being effective for Pennsylvania, New York or Texas state Tax purposes.

ARTICLE III

COVENANTS

3.1 Covenants of Parent and Seller.

3.1.1 Conduct of Business. From the date hereof to the Closing Date, except as expressly contemplated by or in connection with this Agreement or the transactions contemplated hereby, as described on Schedule 3.1.1 or with the prior written consent of Buyer, any request for such prior written consent to be considered by Buyer in good faith, Parent and Seller will cause each member of the BHC Group to:

(a) (i) carry on its business in the ordinary course consistent with past practices, (ii) preserve intact its present business organization, (iii) not terminate without cause any of its executive officers and key employees or create adverse working conditions such that any of its executive officers or key employees voluntarily terminates their employment, (iv) preserve its relationships with customers, clients, suppliers and others having material business dealings with it; (v) maintain in full force and effect substantially the same levels of coverage of insurance and fidelity bonds with respect to its assets, operations and activities as are in effect as of the date of this Agreement, (vi) comply with Applicable Law, (vii) maintain in full force and effect and comply with its Permits, (viii) collect its receivables and pay its payables only in the ordinary course consistent with past practice, and (ix) maintain Books and Records consistent with past practice and in accordance with GAAP and Applicable Law;

(b) not amend its Organizational Documents;

(c) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

(d) not engage in any transaction with Buyer or any of its Affiliates that would be a violation of Applicable Law;

(e) not take any action or omit to take any action, which action or omission would result in a breach or inaccuracy of any of the representations and warranties set forth in Section 2.1.5 at, or as of any time prior to, the Closing Date;

(f) not sell any assets nor assign any Lease or permit any Liens to exist thereon, other than routine sales of debt securities, equity securities and derivatives in the ordinary course of business consistent with past practice;

(g) not pay or declare any dividends or other distribution to its stockholders or other equity interest holders, except that, prior to the Closing, (i) Seller shall cause BHC to pay Seller a dividend in the form of all of the common stock of The Bisys Group, Inc. held by BHC or proceeds from the sale of any shares of common stock of The Bisys Group, Inc. held by BHC, and (ii) Seller may cause BHC to pay Seller a dividend in any amount; provided, that in each case of clauses (i) and (ii) such dividend or other distribution would not result in a violation of any Applicable Law;

(h) not enter into any agreements, contracts or commitments for capital expenditures other than in the ordinary course of business consistent with past practices or that provide for in the case of any single agreement or related agreements annual payments by the BHC Group of $500,000 or more;

(i) not make any elections affecting the taxation of any member of the BHC Group, change any method of accounting with respect to any member of the BHC Group or settle or agree to the entry of judgment with respect to any dispute involving Taxes of any member of the BHC Group; provided, however, that Buyer’s prior written consent shall not be unreasonably withheld, conditioned or delayed;

(j) not materially amend any Lease, terminate or renew the same;

(k) not demolish or materially alter any real property demised by a Lease;

(1) not execute any lease of real property;

(m) not commence an action or proceeding against a BHC Customer;

(n) not acquire or lease any material assets;

(o) not enter into any agreement, contract, license or commitment containing covenants binding on any member of the BHC Group not to, or otherwise limiting the freedom of any member of the BHC Group to, compete in any line of business, with any Person or in any geographic area, or hire any individual or group of individuals;

(p) not enter into any agreement, contract, license or commitment which would be a BHC Contract, or modify, amend or terminate any BHC Contract or waive, release, cancel or assign any material rights or claims thereunder, including the waiver, release, cancellation or assignment of any material Indebtedness owing to any member of the BHC Group or the prepayment of any principal or interest on any Indebtedness, except that prior written consent of Buyer shall not be required for actions in the ordinary course of business consistent with past practice or for any BHC Contract or contractual term related to competitive business activities, including, but not limited to, bidding for new business and the setting or adjustment of prices, discounts or other competitive terms and conditions of sale; provided, however, that, subject to Applicable Law and the expiration of the relevant waiting period under the HSR Act has expired or terminated, Buyer’s prior written consent shall be required before any member of the BHC Group enters into any contract, agreement or other arrangement with respect to providing any clearing or related services with a customer not listed on the Customer Account Schedule, such consent not to be unreasonably withheld or delayed;

(q) if a BHC Registered Broker Dealer, comply with the minimum net capital requirements as set forth in Rule 15c3-l promulgated under the Exchange Act;

(r) not authorize, agree or commit to do any of the foregoing referred to in clauses (a)-(q); and

(s) promptly advise Buyer of any fact, condition, occurrence or change known to Seller that could reasonably be expected to have a Material Adverse Effect on the BHC Group or cause a breach of this Section 3.1.1.

In addition, from the date hereof to the Closing Date, except as contemplated by this Agreement, as described in Schedule 3.1.1 or as consented to by Buyer (with such consent not to be unreasonably withheld, conditioned or delayed), Seller will not and will cause its Affiliates not to make any elections affecting the taxation of any member of the BHC Group, change any method of accounting with respect to any member of the BHC Group or with respect to any Seller Group in a way that affects the taxation of any member of the BHC Group or settle or agree to the entry of judgement with respect to any dispute involving Taxes of any member of the BHC Group.

3.1.2 Access and Information. From the date hereof to the Closing Date, Seller will, and will cause each member of the BHC Group to, give to Buyer and Buyer’s accountants, counsel and other representatives reasonable access during normal business hours to each such member of the BHC Group and respective offices, properties, books, contracts, commitments, reports and records relating to each member of the BHC Group, and to furnish them or provide them access to all such documents, financial data, records and information with respect to the properties and businesses of each member the BHC Group as Buyer shall from time to time reasonably request; provided, that the foregoing shall be under the general coordination of Seller and shall be subject to the Confidentiality Agreement and Section 3.1.3(c) hereof. In addition, from the date hereof to the Closing Date Seller will, and will cause each member of the BHC Group to, permit Buyer and Buyer’s accountants, counsel and other representatives reasonable access to such personnel of the BHC Group during normal business hours as may be necessary to or reasonably requested by Buyer in its review of the properties of the BHC Group, the business affairs of the BHC Group and the above-mentioned documents and records; provided, that Seller shall have the right to have its representatives participate in such discussions with personnel of the BHC Group and such discussions shall be subject to the Confidentiality Agreement.

3.1.3 Subsequent Financial Statements and Filings.

(a) Commission Filings. From the date hereof to the Closing Date, Seller will cause the members of the BHC Group to make available to Buyer, promptly after the same become available, copies of all materials filed with the Commission including the financial statements of the BHC Registered Brokers-Dealers as the same are filed with the Commission.

(b) Governmental Authority Filings. From the date hereof to the Closing Date, Seller will file, or cause to be filed, with the Commission or other relevant Governmental Authority, and promptly thereafter make available to Buyer, copies of each registration, report, statement, notice or other filing required to be filed by any member of the BHC Group with the Commission or any other Governmental Authority under the Exchange Act, the Securities Act or any other Applicable Law. All such registrations, reports, statements, notices or other filings shall comply in all material respects with Applicable Law.

(c) Inspections and Investigations. From the date hereof to the Closing Date, Seller will cause the members of the BHC Group to make available to Buyer, promptly after the same become available, (i) copies of all inspection reports provided to any member of the BHC Group by the Commission, the NYSE or NASD or any Governmental Authority, (ii) all correspondence and other documents relating to any inquiry or investigation provided to any member of the BHC Group by the Commission, the NYSE or NASD or any other Governmental Authority and (iii) copies of any interim or final drafts of settlement agreements with the Commission relating to the investigation of mutual fund trading practices; provided, that in each case, the BHC Group is able to obtain consent from the requisite Governmental Authority and Buyer and the appropriate BHC Group member have entered into a Joint Defense Agreement in order to preserve attorney-client privilege. If the Commission does not consent to Buyer’s receipt of the documents referenced in clause (iii) hereof, Buyer and Seller shall agree to arrange and participate in any meeting or discussion with the Commission in order to obtain its consent. If such consent is not obtained, Seller shall provide Buyer with a written summary, or in any event use commercially reasonable efforts to provide an oral summary, in reasonable detail of the terms of the documents described in clause (iii) hereof.

(d) Tax Returns. Seller shall, and shall cause each member of the BHC Group to, duly and timely file all Seller Group Tax Returns and all BHC Tax Returns, respectively, required to be filed on or before the Closing Date (including Tax Returns filed pursuant to any valid extensions of time to file). Seller shall prepare and duly and timely file all Seller Group Tax Returns that are due after the Closing Date. Such Seller Group Tax Returns and BHC Tax Returns shall be prepared on a basis consistent with the prior Tax Returns for the same Person. Seller shall allow Buyer a reasonable opportunity to review and comment on such Seller Group Tax Returns (insofar as they relate to members of the BHC Group) and such BHC Tax Returns. Seller shall prepare drafts of all BHC Tax Returns that are due after the Closing Date with respect to taxable periods ending on or prior to the Closing Date and shall allow Buyer a reasonable opportunity to review and comment on such Tax Returns. Buyer shall cause the appropriate member of the BHC Group to promptly file such BHC Tax Returns; provided, that either (i) such BHC Tax Returns have been prepared on a basis consistent with prior Tax Returns of the same Person or (ii) if such BHC Tax Returns have not been prepared on a basis consistent with prior Tax Returns of the same Person, Buyer shall have consented to the filing of such BHC Tax Returns, with such consent not to be unreasonably withheld, conditioned or delayed. Buyer shall prepare, on a basis consistent with prior Tax Returns of the same Person, all BHC Tax

Returns that relate to taxable periods beginning on or prior to the Closing Date and ending after the Closing Date. Buyer shall allow Seller a reasonable opportunity to review and comment on such BHC Tax Returns. The members of BHC Group shall furnish Seller, within a reasonable period following the request, with such information as Seller may reasonably request in connection with the preparation of or inclusion in the Seller Group Tax Returns for the periods ending on or before the Closing Date. No election under Section 336(e) of the Code shall be made with respect to any member of the BHC Group in connection with any transaction contemplated by this Agreement; provided, however, that any deemed election resulting from, or election required to make effective, the elections provided for in Section 3.3.1 hereof, shall be permitted. Except for Taxes set forth on Schedule 2.1.6(a) (which are being contested in good faith and by appropriate proceedings), Seller shall cause each member of BHC Group to pay all Taxes that become due and payable after the date hereof and on or before the Closing Date by the Closing Date. Except as set forth on Schedule 2.1.6(a), each member of BHC Group shall pay all BHC Employment and Withholding Taxes required to be withheld and paid on or before the Closing Date and Seller shall cause each member of BHC Group to properly set aside all BHC Employment and Withholding Taxes required to be withheld on or before the Closing Date and paid after the Closing Date in accounts for such purpose.

3.1.4 Public Announcements. From the date hereof to the Closing Date, except as required, in the reasonable judgement of Parent, by Applicable Law (in which case Parent and Seller shall use their commercially reasonable best efforts to consult with Buyer before releasing such information), Parent and Seller shall not, and shall not permit any member of the BHC Group to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior consent of Buyer.

3.1.5 Further Actions.

(a) Generally. From the date hereof to the Closing Date, Parent and Seller will, and will cause each member of the BHC Group to, use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby.

(b) Filings, etc. From the date hereof to the Closing Date, Parent and Seller will, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by or on behalf of Parent and Seller or any member of the BHC Group pursuant to Applicable Law in connection with this Agreement or the consummation of the transactions contemplated hereby, including, but not limited to, filings pursuant to the HSR Act; provided, that such filings to be made pursuant to the HSR Act shall be made within twenty (20) Business Days after the date of this Agreement. From the date hereof to the Closing Date, Parent and Seller, as promptly as practicable, will make, or cause to be made, all such other filings and submissions under any Applicable Law applicable to BHC or any member of the BHC Group and give such reasonable undertakings, as may be required for Parent and Seller to consummate the transactions contemplated hereby.

(c) Consents. Parent and Seller, as promptly as practicable, will use commercially reasonable efforts to obtain, or cause to be obtained, the Consents listed on

Schedule 2.1.1(c) and all other advisable Consents, including any positive consent required by any customer of any member of the BHC Group; provided, however, that Parent, Seller or any of their Subsidiaries shall not be permitted to consent to any action or to make or offer to make any commitment or undertaking or incur any liability or obligation with respect to the business of the BHC Group or any member of the BHC Group without the consent of Buyer, which consent shall not be unreasonably withheld (it being understood that consent may be withheld in Buyer’s sole discretion with respect to any matter that could increase in any material respect the financial obligations of Buyer or any member of the BHC Group).

(d) Other Actions. Each of Parent and Seller will use, and cause each member of the BHC Group to use, commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for them to fulfill their obligations in respect of this Agreement and the transactions contemplated hereby. Parent and Seller will, and will cause each member of the BHC Group to, coordinate and cooperate with Buyer in exchanging such information and supplying such reasonable assistance as may be reasonably requested by Buyer in connection with the filings and other actions contemplated by Section 3.2.2. Each of Parent and Seller in consultation with Buyer shall agree to participate in any meeting or discussion with any Governmental Authority in connection with proceedings relating to the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, shall give Buyer the opportunity to attend and participate in any such meetings or discussions. If Parent and/or Seller receives a request for additional information or documentary material from any Governmental Authority with respect to this Agreement or the transactions contemplated by this Agreement, then such party, in good faith, as soon as practicable and after consultation with Buyer, shall make an appropriate response to such request.

(e) Notice of Certain Events. From the date hereof to the Closing Date, Parent and Seller shall promptly notify Buyer of:

(i) any fact, condition, event or occurrence known to Parent or Seller that will or reasonably may be expected to result in the failure of any of the conditions contained in Sections 4.1 and 4.2 to be satisfied;

(ii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(f) Tax Sharing Agreements. Seller shall cause all Tax sharing agreements or similar arrangements to which any member of the BHC Group is a party (and as to which a Person other than a member of the BHC Group is a party) to be terminated with respect to the members of the BHC Group on or prior to the Closing Date, without any additional liability of any member of the BHC Group to any other party to such agreement or arrangement other than the payment provided for in Section 4.2.6 hereof.

3.1.6 Confidentiality. From and after the Closing Date, Parent and Seller shall, and shall cause each of their respective Affiliates and their respective representatives to, (a) hold in strict confidence all information relating to the business of the BHC Group and each member of the BHC Group as conducted before the Closing and (b) not use such information to the detriment of the business of the BHC Group or any member of the BHC Group. At the Closing, Parent and its Subsidiaries will use commercially reasonable efforts to assign their respective rights under any confidentiality agreement relating solely to the business of the BHC Group or any member of the BHC Group with a third party to Buyer or its Affiliates.

3.1.7 Intercompany Accounts and Other Specified Assets and Liabilities. Except as set forth on Schedule 3.1.7, effective as of the Closing Date, all Income Tax receivables and payables, deferred Income Tax assets and liabilities, and intercompany receivables, payables, loans and investments then existing between Parent or any of its Subsidiaries including the members of the BHC Group, on the one hand, and any member of the BHC Group, on the other hand, shall be settled, dividended or assigned, directly or indirectly, to Parent or Seller; provided, however, that the BHC subordinated notes payable by Fiserv Securities, Inc. and investments in subsidiaries by any member of the BHC Group will not be so settled, dividended or assigned.

3.1.8 Foreign Accounts. Reference is made hereby to Schedule 3.1.8.

3.1.9 Acquisition Proposals. Following the execution of this Agreement, each of Parent and Seller shall, and shall cause their respective representatives and Affiliates to, immediately cease any existing discussions or negotiations, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal, and shall not, and shall cause each of their respective representatives and Affiliates to not, directly or indirectly, (a) initiate, facilitate, encourage or solicit, directly or indirectly, the making of any Acquisition Proposal, (b) provide any non-public information regarding any member of the BHC Group to, or enter into or maintain or continue any discussions or negotiations with, any Person that has made an Acquisition Proposal or (c) enter into any agreement providing for any Acquisition Proposal.

3.1.10 Delivery of Records. At the Closing or as soon thereafter as practicable, Seller will deliver, or cause to be delivered, to Buyer all Books and Records and Customer Account Information in the possession of the Seller to the extent not then in the possession of the BHC Group.

3.1.11 Further Assurances. At any time or from time to time after the Closing, Seller and Parent shall execute and deliver to Buyer such other documents and instruments, provide such materials and information and take such other actions as Buyer may reasonably request to fulfill each of their obligations under this Agreement and consummate the transactions contemplated hereby.

3.1.12 Customer Account Schedule. Prior to the Closing Date, Seller, in consultation with Buyer, may update the Customer Account Schedule to correct any computational error in computing the Net Revenue or Annualized 2004 Customer Account Revenue set forth thereon.

3.1.13 Commission Liabilities. Seller and Parent shall pay on behalf of any member of the BHC Group any and all assessments, fines, penalties or other liabilities of any member of the BHC Group arising from or relating to any settlement with the Commission arising from its industry-wide review of mutual fund trading practices. Seller and Parent agree that if such assessments, fines, penalties or other liabilities are not imposed or do not arise before the Closing Date, any reserve shall be reduced to zero in calculating the Closing Date Balance Sheet.

3.2 Covenants of Buyer and Seller.

3.2.1 Public Announcements. From the date hereof to the Closing Date, except as required, in the reasonable judgement of Buyer, by Applicable Law (in which case Buyer shall use it commercially reasonable best efforts to consult with Seller before releasing such information), Buyer shall not make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior consent of Seller.

3.2.2 Further Actions.

(a) Generally. From the date hereof to the Closing Date, Buyer will use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby.

(b) Filings, etc. From the date hereof to the Closing Date, Buyer will, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by or on behalf of Buyer pursuant to Applicable Law in connection with this Agreement or the consummation of the transactions contemplated hereby, including, but not limited to, filings pursuant to the HSR Act; provided, that such filings to be made pursuant to the HSR Act shall be made within twenty (20) Business Days after the date of this Agreement. From the date hereof to the Closing Date, Buyer, as promptly as practicable, will make, or cause to be made, all such other filings and submissions under any Applicable Law applicable to Buyer and give such undertakings or otherwise use its best efforts as may be required for Buyer to consummate the transactions contemplated hereby.

(c) Other Actions. Buyer will use commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations in respect of this Agreement and the transactions contemplated hereby. Buyer will coordinate and cooperate with Seller in exchanging such information and supplying such reasonable assistance as may be reasonably requested by Seller in connection with the filings and other actions contemplated by Section 3.1.5. Buyer in consultation with Seller shall agree to participate in any meeting or discussion with any Governmental Authority in connection with proceedings relating to the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, shall give Seller the opportunity to attend and participate in any such meetings or discussions. If Buyer receives a request for additional information or documentary material from any Governmental Authority with respect to this Agreement or the transactions contemplated by this Agreement, then such party, in good faith, as soon as practicable and after consultation with Seller, shall make an appropriate response to such request.

(d) Amended Tax Returns. Buyer agrees that Seller may prepare and file amended Seller Group Tax Returns for any period (including a period for which a member of the BHC Group was included) and shall be entitled to keep any tax refund or credit relating to any Seller Group Tax Return, except to the extent that such credit or refund relates to or results from tax items of any member of the BHC Group attributable to periods or portions of periods following the Closing Date. Buyer further agrees that Seller may prepare, and Buyer will cause members of BHC Group, with a reasonable period following receipt thereof, to file (provided, that either (i) such amended tax returns have been prepared in a manner consistent with past practice of the filing Person or (ii) if such amended tax returns have not been prepared on a basis consistent with past practice of the filing Person, Buyer shall have consented to the filing of such amended tax returns, with such consent not to be unreasonably withheld, conditioned or delayed), amended BHC Tax Returns and any tax return relating to BHC Employment and Withholding Taxes for any period ending on or prior to the Closing Date and any tax refund or credit with respect to any BHC Tax or BHC Employment and Withholding Tax for any period ending on or prior to the Closing Date (other than, except as otherwise provided in Section 3.2.4, any such refund or credit that relates to tax items attributable to periods or portions of periods following the Closing Date that was reflected as an asset on the Closing Date Balance Sheet or that is applied against any Tax for a Pre-Closing Period) shall be paid to Seller promptly after it is received or applied against a Tax liability of a member of the BHC Group or Buyer or a Buyer Affiliate other than (i) for a Pre-Closing Period or (ii) a Tax liability for which Parent and Seller are responsible under Section 6.2.2(a) hereof. After the Closing, Buyer shall, and shall cause BHC Group to, provide Seller with such cooperation as Seller may reasonably request, in the preparation and filing of any Tax Return that may be prepared by Seller pursuant to Section 3.1.3(d) or this Section 3.2.2(d), and in connection with any audit or inquiry by a Governmental Authority with respect to any Seller Group Tax Return that includes a member of BHC Group and any BHC Tax Return relating to a period ending on or before the Closing Date; provided, however, that such cooperation shall not require that Buyer or a member of the BHC Group provide powers of attorney to any Person or take any position that Buyer determines is not supported by Applicable Law). After the Closing, Buyer shall not, and shall not permit any member of BHC Group or any Affiliate of Buyer or a member of BHC Group to, amend any BHC Tax Return for any period ending on or prior to or that includes the Closing Date without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(e) Notice of Certain Events. From the date hereof to the Closing Date, Buyer shall promptly notify Seller of:

(i) any fact, condition, event or occurrence known to Buyer that will or reasonably may be expected to result in the failure of any of the conditions contained in Sections 4.1 and 4.3 to be satisfied;

(ii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

3.2.3 Employee Benefit Matters.

(a) BHC Employee Benefits. Buyer agrees: (i) for the one-year period following the Closing Date, to provide, for the benefit of the current employees of BHC who continue employment with Buyer or its Subsidiaries after the Closing Date (“BHC Employees”) and their respective eligible dependents and beneficiaries, benefits under such Benefit Plans as may be adopted from time to time by BHC or its successor that, in the aggregate, are substantially comparable to the benefits offered to current employees of the members of the BHC Group under the BHC Group Plans or those offered to similarly situated employees of Buyer, if better; (ii) to waive any limitations regarding pre-existing conditions under any existing plan that exclusively provides for medical benefits maintained by Buyer (and/or any of its Affiliates) for the benefit of BHC Employees currently covered or eligible to be covered under existing health benefit plans or in which BHC Employees participate; (iii) for all purposes under all benefit plans, features and policies which BHC Employees are eligible to participate, to treat all service by BHC Employees with BHC or its Subsidiaries before the Closing Date as service with Buyer and its Subsidiaries; and (iv) to recognize, for each BHC Employee, any unused vacation days that the BHC Employee has accrued as of the Closing Date for purposes of Buyer’s vacation plan or policies.

(b) 401(k) Plan.

(i) As soon as practicable after the Closing Date, Seller shall cause a transfer from the 401 (k) Savings Plan of Fiserv, Inc. and its Participating Subsidiaries (the “Seller 401(k) Plan”) to the FMR Corp. Profit Sharing Plan (the “Buyer 401 (k) Plan”) of (i) the liabilities and obligations under the Seller 401(k) Plan relating to BHC Employees of the BHC Group (“BHC Group 401(k) Participants”) and (ii) the account balances relating to BHC Group 401(k) Participants. Seller shall provide Buyer with the identity of each BHC Group 401(k) Participant as to whom liabilities and account balances are to be transferred as described above. Seller shall furnish to Buyer the most recent IRS determination letter for the Seller 401 (k) Plan or an opinion from counsel as to the qualified status of the Seller 401(k) Plan and Buyer shall furnish to Seller the most recent IRS determination letter for the Buyer 401 (k) Plan.

(ii) In transferring the assets and liabilities from the Seller 401(k) Plan to the Buyer 401(k) Plan, Seller and Buyer shall comply with all applicable requirements of Sections 41 l(d)(6), 414(1) and 401(a)(12) of the Code, and Buyer shall comply with such requirements in the administration of the Buyer 401(k) Plan with respect to BHC Group 401(k) Participants after the Closing Date. The Buyer 401(k) Plan shall honor (i) the terms of up to two loans made to BHC Group 401(k) Participants from the Seller 401(k) Plan which are outstanding as of the date of the transfer of liabilities, obligations and account balances to the extent such loans are consistent with the terms and conditions of Buyer 401(k) Plan and (ii) the provisions of any domestic relations orders with respect to the BHC Group 401(k) Participants which were received and deemed qualified by Seller pursuant to Section 206(d)(3) of ERISA and Section 414(p) of the Code prior to the date of the transfer of liabilities, obligations and account balances, and shall administer such orders in accordance with their terms. To the extent that any BHC Group 401(k) Participants have more than two outstanding loans at the time of such transfer, Seller shall retain the liabilities, obligations and account balances of any such loans. In this case, with respect to each such BHC Group 401(k) Participant’s loans, the Seller shall retain the loan that is due and payable on the earliest date.

(iii) Seller and Buyer shall cooperate in the preparation and filing of all documentation required to be filed with or requested by the IRS, the U.S. Department of Labor or any other Governmental Authority.

(iv) Seller shall amend the Seller 401(k) Plan prior to the Closing Date (x) to allow any BHC Group 401(k) Participant to repay loans from the Seller 401(k) Plan after the cessation of employment and (y) to provide that BHC Group will cease to participate in the Seller 401(k) Plan.

(c) Seller Liabilities. Neither Buyer or any of its affiliates shall adopt, become a sponsoring employer of, nor have any liabilities or obligations with respect to the Seller Plans. Except as set forth on Schedule 3.2.3(c), Seller shall retain all liabilities with respect to the employment and termination of the employment (including all liabilities under the WARN Act) of any employees of the BHC Group that occurs on or prior to the Closing.

(d) Welfare Claims. Without limiting the scope of Section 3.2.3(c), Seller shall assume and be responsible for (i) claims for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred on or prior to the Closing Date by employees of the BHC Group, and (ii) claims relating to “COBRA” coverage attributable to “qualifying events” occurring on or prior to the Closing Date with respect to any employee of the BHC Group and their beneficiaries and dependents. Buyer shall be responsible for (i) disability benefits and workers compensation benefits for BHC Employees for claims incurred after the Closing Date, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring after the Closing Date with respect to BHC Employees and their beneficiaries and dependents. For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided, that claims relating to a hospital confinement that commences on or prior to the Closing Date but continues thereafter shall be treated as incurred on or prior to the Closing Date. A disability or workers compensation claim shall be considered incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Closing Date.

(e) [Intentionally Omitted.]

(f) Access. Following the execution of this Agreement, Seller and Parent shall provide reasonable access to the employees of the BHC Group, and, to the extent permitted by applicable law, such information regarding such employees as is contained in personnel records, for the purpose of permitting Buyer to determine which individuals to employ following the Closing, for the purpose of establishing retention arrangements for such individuals and for the purpose of commencing background checks and new hire processes.

(g) WARN Act. Neither Parent, Seller nor any member of the BHC Group shall, at any time 90 days before the Closing Date, effectuate a “plant closing” or “mass layoff” (as such terms are defined in the WARN Act) with respect to the BHC Employees without complying fully with the notice and other requirements of the WARN Act and any applicable state or local laws requiring notice to employees in the event of a plant closing or layoff.

(h) No Employee Rights. Nothing in this Section 3.2.3 or in this Agreement express or implied shall confer upon any employee or legal representative or beneficiary thereof any rights or remedies, including the right of employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever by this Agreement. Nothing in this Section 3.2.3 or in this Agreement expressed or implied should be construed to prevent Buyer from terminating or modifying to any extent or in any respect any benefit plan that Buyer or its affiliates may establish or maintain.

3.2.4 Claim Proceeds. Buyer will cause the BHC Group to pay to Seller promptly upon receipt any: insurance proceeds or insurance settlement proceeds received with respect to claims existing prior to Closing, whether or not such claims were filed prior to Closing, relating to D. L. Cromwell Investments Inc. (“Cromwell”), and Buyer will cause the BHC Group to pay to Seller any judgment proceeds and settlement amounts collected by it with respect to claims existing prior to Closing against Cromwell (or in respect of any insurance coverage related to Cromwell), Congressional or Washington Mutual or their respective Affiliates, successors or assigns or existing or former principals, directors, officer, employees or agents, whether or not such claims were filed prior to Closing, promptly upon receipt. Buyer agrees to use commercially reasonable efforts to cooperate with Seller in connection with any insurance claims relating to Cromwell and any litigation claims Seller or any member of the BHC Group has against or in respect of Cromwell or Congressional or their respective Affiliates, successors or assigns or existing or former principals, directors, officers, employees or agents, whether or not such claims were filed prior to Closing, including providing copies of documents or records to Seller and making BHC Employees available to Seller for assistance or testimony. Buyer will cause the amount of any refund received by it or any member of the BHC Group with respect to the penalties described in clause (i) of Schedule 2.1.6(a) to be paid over to Seller.

3.2.5 Confidentiality Agreement. At the request of Buyer, Seller shall cause any of its Affiliates to enter into a confidentiality agreement, in a form and substance reasonably agreeable to Buyer, pertaining to the customer lists and related data stored on databases maintained by Personix and Epsiia.

3.2.6 Assignment.

(a) Seller shall cause the applicable member of the BHC Group to (i) transfer all securities held by any member of the BHC Group in The Bisys Group, Inc. and (ii) assign all of its rights, obligations and liabilities under the agreements, contracts, licenses and commitments listed on Schedule 3.2.6(a), in each case to Seller or any of its Affiliates (except the BHC Group) prior to Closing. Seller shall assume all the liabilities arising out of or in connection with the litigation, actions, proceedings, arbitrations or regulatory investigations listed on Schedule 6.2.2(a)(ix). Seller shall update Schedule 6.2.2(a)(ix) to reflect all litigation, actions, proceedings, arbitrations or regulatory investigations existing as of the Closing Date.

Notwithstanding anything to the contrary herein, any update of Schedule 6.2.2(a)(ix) shall not be deemed to be an update of or disclosure on Schedule 2.1.17 for any purpose under this Agreement.

(b) Seller shall, in consultation with Buyer, cause to be assigned all of the contracts and licenses listed on Schedule 3.2.6(b) to a member of the BHC Group prior to Closing.

3.2.7 Change of Names.

(a) Buyer acknowledges and agrees that no interest in or right to use the names Fiserv Securities, Inc. and Fiserv Investment Services, Inc.; the registered service mark FISERV INVESTMENT SERVICES, INC. CASH MANAGER (and design); the domains fiservsecurities.com, fiservsi.com and fiservihc.com; or any other name, logo, trademark, service mark or domain owned by Parent, Seller or any member of the BHC Group containing “Fiserv” or any derivative or variation thereof (the “Retained Names”) is being transferred to the Buyer pursuant to the transactions contemplated herein except as set forth in this section. Subject to Applicable Law and as soon as reasonably practicable after the Closing Date, Buyer shall cause each of Fiserv Securities, Inc. and Fiserv Investor Services, Inc. to change its name to a name which has no references to “Fiserv” or any derivative or variation thereof, and to make all filings necessary to effect such name change (including existing applications for authority or qualifications to do business as a foreign corporation in any applicable jurisdictions).

(b) From and after the Closing, Buyer shall not permit any member of the BHC Group to use the Retained Names or as part of any entity name, trade name, trademark, service mark, logo, domain name or otherwise. Notwithstanding the foregoing, and with the exception of stationery, envelopes, labels and business cards, for a period of up to 180 days after the Closing Date, the BHC Group shall have the non-transferable right to use and deplete any existing inventory of materials that are in the possession of the BHC Group as of the Closing Date that contain the Retained Names, including brochures, advertising materials and packaging materials, but no new supply of any materials incorporating the Retained Names shall be ordered or accepted, nor shall new materials with the Retained Names be created, after the Closing Date and such use shall cease after the earlier of 180 days after the Closing Date or when such remaining inventory of any such materials has been exhausted. BHC Group shall affix to all such materials a notice, reasonably satisfactory to Seller, the terms of which are to be agreed upon by the parties prior to the Closing Date indicating that BHC Group is neither the owner of nor affiliated with the owner of the Retained Names.

(c) Buyer agrees that Parent and Seller shall have no responsibility for claims by third parties arising out of, or relating to, the use by Buyer of the Retained Names after the Closing Date.

3.3 Section 338(h)(10) Election.

3.3.1 The Election. Within 120 days after the Closing Date, Parent (and Seller, to the extent legally required) and Buyer (or the “common parent” (within the meaning of Treasury Regulations Section 1.1502-77(a)(l )(i) of the U.S. federal consolidated income tax return group that includes the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes or the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes, in each case, to the extent legally required) will make an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign tax law) with respect to the purchase and sale of the stock of BHC hereunder and to the extent permitted by applicable law any deemed purchase and sale of the stock of a Target Sub (as defined below) (collectively, the “Section 338(h)(10) Election”).

3.3.2 Allocation and Filing Procedures. Parent (and Seller, to the extent legally required) and Buyer (and the “common parent” (within the meaning of Treasury Regulations Section 1.1502-77(a)(l)(i) of the U.S. federal consolidated income tax return group that includes the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes or the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes, to the extent legally required) shall jointly prepare the Section 338 Forms (as defined below) and shall timely make any required filings and take any and all other actions necessary to effect a Section 338(h)(10) Election with respect to BHC and each Subsidiary in the BHC Group that is treated as a corporation for tax purposes (each, a “Target Sub”). Without limitation of the foregoing, Parent (and Seller, to the extent legally required) and Buyer shall cooperate fully, and in good faith, with each other in determining the “aggregated deemed selling price” (as defined in Treasury Regulations Section 1.338-4) and the “adjusted grossed-up basis” (as defined in Treasury Regulations Section 1.338-5) with respect to each purchase or deemed purchase in respect of which a Section 338(h)(10) election is being made and allocating such amounts among the assets of BHC and each Target Sub. If the parties cannot reach agreement on any matter relating to the preparation of the Section 338 Forms (including, but not limited to, the determination and allocation of aggregate deemed selling price and adjusted grossed-up basis) on or before the 30th day after the Net Capital is finally determined under Sections 1.6 and 1.7, either Parent (and Seller, to the extent legally required) or Buyer may submit the matter to the Accounting Firm for resolution of the disagreement within ten days, it being agreed that the fees and expenses of the Accounting Firm shall be borne by each party in proportion to respective weighted average percentages by which the allocation determined by the Accounting Firm varies from the allocation proposed by such party. Each of the parties covenants and agrees to report gain or loss, or cost basis, as the case may be, for all purposes in a manner consistent with such allocation (including, but not limited to, in the IRS Forms 8883 and all other Tax Returns filed by either of them subsequent to the Closing Date) and not to take any inconsistent position therewith on any Tax Return, in any administrative or judicial proceeding relating to such returns, or otherwise, except if, in the opinion of counsel reasonably acceptable to the other party, there has been a change in applicable law since the Closing Date and except as necessary to reflect the Contingent Payment. “Section 338 Forms” shall mean all Tax Returns, documents, statements, and other forms that are required to be submitted to the Internal Revenue Service or any state, local or foreign taxing authority by Parent, Seller, Buyer, the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes or the “common parent” of the U.S. federal consolidated income tax return group that includes the Person that owns all of the interests in Buyer that are treated as equity for U.S. federal income tax purposes in connection with the Section 338(h)(10) Election, including, without limitation, the IRS Forms 8023 and 8883 (including, in each case, any schedules or attachments required to be attached thereto) and any other forms required to be filed by Treasury Regulations promulgated under Section 338(h)(10)(C) of the Code.

3.4 Cooperation.

(a) Seller and Buyer will, and, following the Closing Date, Buyer will cause each member of the BHC Group to, provide each other with such cooperation and information as they may reasonably request of the other in filing any Tax Return, determining a liability for any Tax or a right to a refund of any Tax, or in conducting an audit or other proceeding in respect of any Tax. Such cooperation shall include, but not be limited to, providing access to the Books and Records of each member of the BHC Group, making employees of Buyer and of each member of the BHC Group available on a mutually convenient basis to provide explanation of any documents or information provided hereunder or otherwise as required in the preparation of any Tax Return or the conduct of any audit or other proceeding. Notwithstanding the preceding sentence, none of Seller, Buyer or the members of the BHC Group will be required to execute a power of attorney in favor of another Person or to take any position that Seller, Buyer or such member of the BHC Group determines is not supported by Applicable Law. Seller and Buyer shall, and, following the Closing Date, Buyer shall cause each member of the BHC Group to, retain all BHC Tax Returns, schedules and work papers and all other material records or documents relating to Taxes of members of the BHC Group or BHC Group’s inclusion in Seller Group Tax Returns for all tax periods of the BHC Group members ending on or before or including the Closing Date until 60 days after the expiration of the applicable statute of limitations (including any extensions and waivers thereof). Any Tax Returns, documents or records obtained under this Section 3.4 shall be kept confidential, except as may be otherwise necessary in connection with the preparation or filing of Seller Group Tax Returns or BHC Tax Returns or in conducting an audit or other similar Tax proceeding.

(b) Buyer acknowledges that Seller Group, including members of BHC Group, is subject to special “limited issue focused exam” (“LIFE”) audits by the IRS, and that with respect to Seller Group’s 2002 and 2003 tax years, the IRS has identified certain issues relating to members of the BHC Group for audit. Accordingly, without limiting the generality of this Section 3.4, Buyer will, and will cause each member of the BHC Group to use commercially reasonable best efforts to make available to Seller or Seller’s representatives all information relating to members of the BHC Group reasonably requested by Seller with respect to an audit (which request shall include a copy of the information request from the Governmental Authority) at least two (2) Business Days prior to the required time for responding to such information request from the Governmental Authority. In addition, Buyer will, and will cause each member of BHC Group to, make such information available for inspection and copying by Seller.

(c) The parties hereto agree to cooperate with and assist each other in all reasonable respects in transitioning the custodianship, trusteeship and/or sponsorship of the Plans from BHC or members of the BHC Group, as applicable, if so desired by the Buyer, to Buyer (or its designated Affiliate), effective as of the Closing Date or such later date as mutually agreed to by the Buyer and Seller.

3.5 Customer Communications. Immediately after the date of this Agreement, Seller and Buyer shall jointly prepare, and Seller shall deliver, or cause each applicable member of the BHC Group to deliver, to each BHC Customer, a communication regarding the acquisition of the BHC Group by Buyer in accordance with the terms of this Agreement and the consequences of such transaction to such BHC Customer. Seller and Buyer shall mutually agree upon and cooperate in Buyer’s initial contact with each such customer. Except as may otherwise be required by Applicable Law, prior to the Closing, neither Seller nor Buyer shall, or shall permit any agent or Affiliate to, send any other communication to any BHC Customer regarding this Agreement or the transactions contemplated hereby without the mutual consent of Buyer and Seller, not to be unreasonably withheld.

3.6 Buyer Designee. At the Closing, notwithstanding anything to the contrary herein Buyer may in its sole discretion designate to any of its Affiliates its right to purchase the Shares pursuant to the terms of this Agreement; provided, that no such designation shall relieve Buyer of its obligations under this Agreement.

3.7 BHC Customer Loan Defaults. In the event of a default prior to the Closing Date of any Indebtedness set forth on Schedule 3.7, Seller shall have the right to assign such defaulted Indebtedness from the applicable member of the BHC Group to Seller. Upon any such assignment, the Preliminary Cash Payment shall be reduced in an amount equal to such Indebtedness. Notwithstanding anything to the contrary herein, any default or assignment of any Indebtedness assigned to Seller pursuant to Section 3.7 as a result of a default shall not be deemed to be a breach of any representation and warranty of Seller made herein.

ARTICLE IV

CONDITIONS PRECEDENT

4.1 Conditions to Obligations of Each Party. The obligations of Buyer and Seller to consummate the Closing shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

4.1.1 HSR Act Notification. In respect of the notifications of Buyer on the one hand and Seller and Parent on the other hand pursuant to the HSR Act, the applicable waiting period and any extensions thereof shall have expired or been terminated.

4.1.2 No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority, and no action or proceeding brought by any Governmental Authority shall be pending at the Closing Date before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby, and there shall not have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Agreement any Applicable Law making illegal the consummation of the transactions contemplated hereby and no proceeding brought by any Governmental Authority with respect to the application of any such Applicable Law shall be pending.

4.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing shall be subject to the fulfillment (or waiver by Buyer in writing) at or prior to the Closing Date of the following additional conditions, which Seller agrees to use reasonable efforts to cause to be fulfilled:

4.2.1 Representations, Performance, etc. Each of the representations and warranties of Seller and Parent contained in this Agreement that is qualified by materiality or Material Adverse Effect shall have been true and correct in all respects as of the date of this Agreement and each of the representations and warranties that is not so qualified shall be true and correct in all material respects as of the date of this Agreement. Each of the representations and warranties of Seller and Parent shall be true and correct in all respects as of the Closing Date (other than the accuracy of any representation or warranty that by its terms speaks only as of the date hereof or another date prior to the Closing Date shall be determined solely as of the date hereof or such other date, as the case may be), except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect. Seller shall have duly performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date. Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by the President or a Vice President of Seller, to the effect set forth above in this Section 4.2.1.

4.2.2 Governmental Approvals. Seller shall have obtained all required Governmental Approvals. Copies of all Governmental Approvals shall have been delivered to Buyer.

4.2.3 Third Party Consents. All Consents of all Persons, other than Governmental Approvals, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the Closing and the other transactions contemplated by this Agreement set forth on Schedule 4.2.3.

4.2.4 Resignations. Buyer shall have received the resignations, effective as of the Closing, of all directors of each member of the BHC Group, except for such individuals as shall have been designated in writing prior to the Closing by Buyer to Seller.

4.2.5 Proceedings. All corporate and other proceedings of Seller that are required in connection with the transactions contemplated by this Agreement, and all documents and instruments incident to such proceedings, shall be reasonably satisfactory to Buyer and its counsel, and Buyer and such counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

4.2.6 Termination of Tax Sharing Agreements. Any Income Tax or deferred Income Tax account (including an estimate of any amount due as a result of the Seller Group Tax Returns that include BHC Group but that will be filed after the Closing) will be settled, assigned or dividended at the Closing, and all Tax sharing agreements or similar arrangements to which any member of the BHC Group is a party (and as to which a Person other than a member of the BHC Group is a party) will be terminated with respect to the members of the BHC Group without additional liability of any member of the BHC Group to any other party to such agreement or arrangement or of any party to such agreement or arrangement to any member of the BHC Group.

4.2.7 FIRPTA Compliance. Seller shall have delivered to Buyer a certificate of non-foreign status in the form set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

4.2.8 Transition Services Agreement. Seller shall deliver to Buyer and Buyer shall deliver to Seller a duly executed transition services agreement, in a form mutually agreeable to both Buyer and Seller and covering the services set forth on Schedule 4.2.8 and in conformity with the principles therein, pursuant to which Seller or one or more of its Affiliates will provide to Buyer services reasonably required by Buyer to enable it to conduct the business of the BHC Group substantially as conducted prior to the Closing Date.

4.2.9 Other Documents and Certificates. Each of Parent and Seller shall have delivered all other customary documents or certificates as Buyer may reasonably request a reasonable time prior to the Closing Date including appropriate receipts.

4.2.10 Assignment of Claims. Buyer shall have received executed assignments in form and substance satisfactory to Buyer from each member of the BHC Group and Seller assigning to Seller any claims existing prior to the Closing Date that any BHC Group member has against or in respect of Congressional or Washington Mutual, or their respective Affiliates, successors or assigns or existing or former principals, directors, officers, employees or agents.

4.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the Closing shall be subject to the fulfillment (or waiver by Seller in writing), at or prior to the Closing Date, of the following additional conditions, which Buyer agrees to use reasonable efforts to cause to be fulfilled:

4.3.1 Representations, Performance, etc. Each of the representations and warranties of Buyer contained in this Agreement that is qualified by materiality or Material Adverse Effect shall have been true and correct in all respects as of the date of this Agreement and each of the representations and warranties that is not so qualified shall be true and correct in all material respects as of the date of this Agreement. Each of the representations and warranties of Buyer shall be true and correct in all respects as of the Closing Date (other than accuracy of any representation or warranty that by its terms speaks only as of the date hereof or another date prior to the Closing Date shall be determined solely as of the date hereof or such other date, as the case may be), except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect. Buyer shall have duly performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing Date. Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by the President or a Vice President of Buyer, to the effect set forth above in this Section 4.3.1.

4.3.2 Employment Agreement. Buyer shall have agreed to assume the existing employment agreement, dated December 15, 2004, between Fiserv Securities, Inc. and Walter Koller.

4.3.3 Governmental Approvals. Buyer shall have obtained all required Governmental Approvals. Copies of all such Governmental Approvals shall have been delivered to Seller.

4.3.4 Proceedings. All corporate and other proceedings of Buyer that are required in connection with the transactions contemplated by this Agreement, and all documents and instruments incident to such proceedings, shall be reasonably satisfactory to Seller and its counsel, and Seller and such counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

4.3.5 Other Documents and Certificates. Buyer shall have delivered all other customary documents or certificates as Seller may reasonably request a reasonable time prior to the Closing Date.

ARTICLE V

TERMINATION

5.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Buyer and Seller;

(b) by either Buyer or Seller if the Closing shall not have occurred by May 31, 2005; provided, however, that the right to terminate this Agreement under this Section 5.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by Buyer, if there has been a material breach on the part of Parent or Seller of their respective covenants set forth herein or any material failure on the part of Parent or Seller or any of their respective Affiliates to perform their respective obligations hereunder (provided, that Buyer shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to have been performed or complied with by Buyer) prior to such time;

(d) by Seller, if there has been a material breach on the part of Buyer of its covenants set forth herein, or any material failure on the part of Buyer or any of its Affiliates to perform its obligations hereunder (provided, that Parent and Seller shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to have been performed or complied with by Parent and Seller) prior to such time; or

(e) by either Buyer or Seller in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

5.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of their respective directors, officers, employees, agents, consultants, representatives, advisors, stockholders or Affiliates, except for any liability resulting from any party’s breach of this Agreement and except that the provisions of Article VI shall survive any such termination. The foregoing sentence shall not be construed to limit any party’s obligations under Section 6.4.

ARTICLE VI

DEFINITIONS, MISCELLANEOUS

6.1 Definition of Certain Terms. The terms defined in this Section 6.1, whenever used in this Agreement (including in the Schedules but not including the Exhibits except as specified therein), shall have the respective meanings indicated below for all purposes of this Agreement. All references herein to a Section, Article or Schedule are to a Section, Article or Schedule of or to this Agreement, unless otherwise indicated.

Accounting Firm: as defined in Section 1.6.3.

Acquisition Proposal: means any inquiry, proposal or offer from any Person (other than Seller, Parent or any of their Affiliates) relating to (i) any merger, consolidation, recapitalization, tender offer, liquidation or other direct or indirect business combination involving Seller or any member of the BHC Group, (ii) any acquisition of, share exchange or exchange offer with respect to or other similar transaction involving, the capital stock of Seller or any member of the BHC Group, including any single or multi-step transaction or series of related transactions, or (iii) any acquisition, lease, license, purchase or other disposition of a substantial portion of the business or assets of any member of the BHC Group or Seller.

Actual Value: as defined in Section 1.6.4(c).

Adverse Consequences: means all actions, suits, proceedings, hearings, investigations, charges complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

Affiliate: means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

Agreement: this Stock Purchase Agreement, including the Schedules and Exhibits hereto.

Annualized 2004 Customer Account Revenue: as defined in Section 2.1.20(a).

Applicable Law: all applicable provisions of all (i) statutes, laws, rules, administrative codes, regulations or ordinances of any Governmental Authority, (ii) Governmental Approvals and (iii) orders, decisions, injunctions, judgments, awards and decrees of any Governmental Authority.

Applicable Percentage: as defined in Section 6.7.1.

Applicable Rate: the federal funds rate of interest publicly announced from time to time.

Benefit Plans: as defined in Section 2.1.15(a).

BHC: as defined in the preamble to this Agreement.

BHC Contracts: as defined in Section 2.1.8(a).

BHC Correspondent Customer: any customer to which BHC or any of its Subsidiaries or Affiliates provides clearing and other related services on the date hereof or on the Closing Date, as the case may be; provided, however, that for purposes of calculating the Contingent Payment the definition of “BHC Correspondent Customer” shall exclude customers that have given or received notice of termination prior to the date hereof.

BHC Customer: any BHC Correspondent Customer or any customer to which BHC or any of its Subsidiaries or Affiliates provides brokerage, financial, insurance or other related services on the date hereof or on the Closing Date, as the case may be.

BHC Employees: as defined in Section 3.2.3(a).

BHC Employment and Withholding Taxes: any federal, state, local or foreign employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, or other similar tax, duty or other governmental charge or assessment or deficiencies thereof or any tax required to be withheld by or on behalf of any member of the BHC Group in connection with amounts paid or owing to any employee, independent contractor, creditor or other party (including, but not limited to, all interest, additions to tax and penalties thereon, and additions thereto, and whether or not such item or amount is disputed).

BHC Facilities: any property presently or previously operated by any member of the BHC Group.

BHC Filings: as defined in Section 2.1.11(c).

BHC Financial Statements: the audited consolidated financial statements of BHC and the unaudited consolidated financial statements of the other members of the BHC Group as at and for the years ended December 31, 2003 and 2002 and as at and for the nine months ended September 30, 2004, including in each case a balance sheet, a statement of operations, a statement of changes in stockholders’ equity and a statement of cash flows.

BHC Group: BHC and BHC’s direct and indirect Subsidiaries.

BHC Group 401 (k) Participants: as defined in Section 3.2.3(b).

BHC Group Plans: as defined in Section 2.1.15(a).

BHC Intellectual Property: as defined in Section 2.1.9(a).

BHC Pension Plan: as defined in Section 2.1.15(e).

BHC Permitted Encumbrances: as defined in Section 2.1.7.

BHC Plans: as defined in Section 2.1.15(a).

BHC Policies and Procedures: as defined in Section 2.1.13(e).

BHC Registered Broker-Dealers: as defined in Section 2.1.13(a).

BHC Shares: as defined in the preamble to this Agreement.

BHC Tax Return: any Tax Return (other than a Seller Group Tax Return) required to be filed by or on behalf of any member of the BHC Group.

Books and Records: means all books of account and other financial records, files, documents, data, instruments, controls, books and records relating to any member of the BHC Group or Buyer, as applicable, including the books and records required under Rules 17a-3 and 17a-4 of the Exchange Act and other Applicable Law.

Business Day: a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

Buyer: as defined in the introductory paragraph of this Agreement.

Buyer Basket: as defined in Section 6.2.4(b).

Buyer 401 (k) Plan: as defined in Section 3.2.3(b).

Closed Foreign Accounts: as defined in Section 1.5.3.

Closing: as defined in Section 1.3.

Closing Date: as defined in Section 1.3.

Closing Date Balance Sheet: as defined in Section 1.6.2.

COBRA: as defined in Section 2.1.15(i).

Code: the United States Internal Revenue Code of 1986, as amended.

Commission: the Securities and Exchange Commission.

Common Stock: the Common Stock, par value $ 1.00 per share, of BHC.

Competitive Business: the business of (i) providing clearing and execution services for correspondent broker-dealers, (ii) dual employee sales compliance to broker-dealers and banks, and (iii) retail brokerage, including, without limitation, online brokerage, but excluding securities brokerage services provided to customers of Fiserv Investment Support Services that are provided trust and custody services.

Confidentiality Agreement: that certain letter agreement, dated as of October 1, 2004, relating to confidential information exchanged between Buyer and Seller.

Congressional: Congressional Securities, Inc.

Consents: any consent, approval, authorization, waiver, permit, license, grant, exemption or order of, or registration, declaration or filing with, any Person, including, but not limited to, any Governmental Authority.

Contingent Payment: as defined in Section 6.7.1.

Control: (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

Cromwell: as defined in Section 3.2.4.

Customer Account: as defined in Section 2.1.20(a).

Customer Account Information: any agreements, contracts, correspondence, electronic mails, data, documents, forms, statements, confirmations, records and information relating to the past and present customers of the BHC Group.

Customer Account Schedule: as defined in Section 2.1.20(a).

Denver Leases: means the lease for real property pursuant to (i) Office Lease, dated August 20, 1996, between Metropolitan Life Insurance Company and Hanifen, Imhoff Holdings, Inc., as amended, (ii) Sublease, dated May 31, 2001, between Fiserv Correspondent Services, Inc. and Investment Consulting Group LLC and (iii) Sublease Agreement between Fiserv Securities, Inc. and Architects in Communications.

Dispute Notice: as defined in Section 6.7.2.

Draft Net Capital Schedule: as defined in Section 1.6.2.

Environmental Law: all federal, state, local and foreign statutes, ordinances, regulations, orders, directives, decrees and other requirements of law and obligations arising under common law, concerning pollution or protection of public health or the environment.

ERISA: the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

ERISA Affiliate: as to any Person, any other Person which, together with such Person, is or has been treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

Estimated Net Capital: as defined in Section 1.6.1.

Estimated Net Capital Schedule: as defined in Section 1.6.1.

Exchange Act: the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

Final Statement: as defined in Section 6.7.2.

Fiserv Forms BD: the Form BD, dated December 14, 2004 and October 25, 2004, of Fiserv Securities, Inc., the Form BD, dated December 7, 2004, of Fiserv Investor Services, Inc. and the Form BD, dated December 7, 2004, of TradeStar Investments, Inc.

GAAP: as defined in Section 2.1.3(a).

Governmental Approval: any Consent of, with or to any Governmental Authority.

Governmental Authority: any nation or government, any state or other political subdivision thereof, including, without limitation, (i) any court, governmental agency, department, commission or instrumentality of the United States, or any State of the United States, or (ii) any securities or commodities exchange, clearing organization, self-regulatory organization or authority.

Hazardous Substances: “hazardous substances” under any Environmental Law, “pollutants,” “contaminants” or “regulated substances” under any Environmental Law, or any other substance considered toxic, hazardous, or a potential threat to public health or the environment, the presence of which might result in a party incurring liability under any Environmental Law.

High Value: as defined in Section 1.6.4(b).

HIPAA: as defined in Section 2.1.15(i).

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

Income Tax: any federal, state, local or foreign Tax (a) based on, measured by or calculated with respect to net income or profits or (b) based on, measured by or calculated with respect to multiple bases (including without limitation corporate franchise Taxes) if one or more of the bases on which such Tax may be based is described in clause (a), in each case together with interest, additions to tax and penalties thereon.

Indebtedness: means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale, sale leaseback or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (g) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person or in effect guaranteed directly or indirectly by such Person.

Intellectual Property: BHC Intellectual Property, United States and foreign trademarks, service marks, trade names, logos, trade dress, domain names, copyrights, inventions, processes, designs, formulae, trade secrets, know-how, confidential information, business and marketing plans, customer lists and information, computer software, data and documentation, letters patent and patent applications and all similar intellectual property rights, including registrations and applications to register or renew the registration of any of the foregoing, the goodwill associated with all of the foregoing and the right to sue for past infringement of any of the foregoing.

Investment Advisors Act: as defined in Section 2.1.13(f).

IRS: the United States Internal Revenue Service.

Knowledge of Buyer: the actual knowledge, after reasonable due inquiry, of Mark Healy, Kevin Dowling, Jay Freedman, Susan Sturdy and Jody Forchheimer.

Knowledge of Seller: the actual knowledge, after reasonable due inquiry, of Bob Beriault, Walt Koller, Dan Gallagher and Fred Koczwara.

Leases: all the lease documents listed on Schedule 2.1.7 except the Denver Leases.

Lien: any mortgage, pledge, deed of trust, option, right of first refusal, lease, license, easement, covenant, condition, servitude, transfer restriction, hypothecation, security interest, encumbrance, title retention agreement, lien (statutory or otherwise), charge, occupancy right or other similar right.

LIFE: as defined in Section 3.4(b)

Lost Customer Accounts: accounts whereby the BHC Correspondent Customer shall have (a) closed or indicated an intention to close that account (other than in connection with a transfer to the Books and Records of Buyer) or (b) transferred, withdrawn, or otherwise removed or indicated an intention to transfer, withdraw or otherwise remove from such account (other than to the Books and Records of Buyer), in one or more transactions, assets (net of deposits or additions, if any) that represented or would represent 50% or more of the Net Account Asset Value of the Customer Account as set forth opposite such name of such Customer Account under the column headed “Net Account Asset Value per Customer Account as of December 14, 2004” of the Customer Account Schedule; provided, that with respect to clauses (a) and (b) any Customer Account of a BHC Correspondent Customer transferred to the Books and Records of Buyer between the date of this Agreement and the end of Year One shall not be deemed to be a “Lost Customer Account” as a result of such transfer in determining the Contingent Payment.

Low Value: as defined in Section 1.6.4(a).

Material Adverse Effect: with respect to any Person or Persons, means any state of facts, circumstance, change, event, that is materially adverse to the business, reputation, assets, condition (financial or otherwise), results of operations, liabilities or properties of such Person or Persons, taken as a whole in the event that there is more than one such Person; provided, that any effect due to (i) changes in the United States or foreign economies in general, (ii) changes in such Person or Persons’ industries in general and not specifically relating to such Person or Persons and (iii) the execution of this Agreement (including the identity of the Buyer) and the consummation of the transactions contemplated by this Agreement shall be deemed not to have a Material Adverse Effect. Any reference in this Agreement to “Material Adverse Effect on the BHC Group” shall mean a Material Adverse Effect on the BHC Group, taken as a whole.

NASD: NASD, Inc.

Net Account Asset Value: with respect to any Customer Account, the aggregate market value of all positions held in such account (including long and short securities positions, with appropriate netting adjustments, and cash positions) as of the close of the trading day immediately preceding the date such calculation is made.

Net Capital: means the aggregate net capital of Fiserv Securities, Inc., Fiserv Investor Services, Inc. and TradeStar Investments, Inc. calculated in accordance with Rule 15c3-l and on a basis consistent with past practice unless otherwise adjusted to reflect Buyer’s and Seller’s agreement to the pre-closing adjustments set forth on Schedule 1.6.1.

Net Capital Schedule: as defined in Section 1.6.3.

Net Revenue: means the revenues of a Person determined in accordance with GAAP and consistent with the manner in which the revenues set forth on Customer Account Schedule were determined.

NYSE: New York Stock Exchange, Inc.

Organizational Documents: as to any Person, if a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws; if a partnership, its partnership agreement; and if some other entity, its constituent documents.

Parent: as defined in the introductory paragraph of this Agreement.

PBGC: Pension Benefit Guaranty Corporation.

Permit: means any approval, authorization, consent, franchise, registration, variance, license, permit, certificate or similar rights from or by any Governmental Authority.

Person: any natural person or any firm, partnership, limited liability partnership, association, corporation, limited liability company, trust, business trust, Governmental Authority or other entity.

Plan: as defined in Section 2.1.13(i).

Pre-Closing Period: means any taxable period ending on or prior to the Closing Date and includes the portion of any Straddle Period that begins at the beginning of such Straddle Period and ends on the close of the Closing Date.

Pre-Closing Portion: as defined in Section 6.2.2(a)(v).

Preliminary Cash Payment: as defined in Section 1.2.

Preliminary Statement: as defined in Section 6.7.2.

Purchase Price: as defined in Section 1.2.

Qualifying Revenue: the total Net Revenue for Year One generated by the Customer Accounts in respect of products and services offered by the BHC Group prior to Closing or substitutions of similar products and services offered by Buyer or any of its Affiliates therefor from Customer Accounts listed on the Customer Account Schedule (as per Schedule 2.1.20(a)(i) that are not Lost Customer Accounts nor Customer Accounts of BHC Correspondent Customers terminated by Buyer (including without limitation, those Customer Accounts of BHC Correspondent Customers that have received notice of termination), in each case as of the last day of Year One. For purposes of determining Qualifying Revenue, in the event that products or services producing Qualifying Revenue are incorporated into or “bundled” with other products or services of the BHC Group or Buyer and not separately invoiced to a BHC Correspondent Customer, Qualifying Revenue with respect to such sales shall be calculated in good faith on the basis of the respective prices for which such products or services producing Qualifying Revenue and such other products or services have most recently been sold to a BHC Correspondent Customer on a stand-alone basis in commercial quantities pursuant to an arm’s-length transaction.

Regulatory Agreement: as defined in Section 2.1.13(d).

Retained Names: as defined in Section 3.2.7.

Rule 15c3-l: Rule 15c3-l promulgated under the Securities Exchange Act of 1934, as amended.

Section 338(h)(10) Election: as defined in Section 3.3.1.

Section 338 Forms: as defined in Section 3.3.2.

Securities Act: the Securities Act of 1933, as amended.

Seller: as defined in the introductory paragraph of this Agreement.

Seller Basket: as defined in Section 6.2.4(a).

Seller 401(k) Plan: as defined in Section 3.2.3(b).

Seller Group: the federal Income Tax consolidated return group of which Seller and BHC are members and any similar group on which the income of Seller or any Affiliate of Seller (other than a member of the BHC Group) and any member of the BHC Group is reported on a combined, consolidated or unitary basis for the purposes of any state, foreign or local Income Tax.

Seller Group Tax Return: any Tax Return of the Seller Group that has included one or more members of the BHC Group (or any corporate predecessor of such a member).

Seller Plans: as defined in Section 2.1.15(a).

Shortfall: as defined in Section 1.5.3.

Significant Subsidiary: each of Fiserv Securities, Inc., Fiserv Investor Services, Inc. and TradeStar Investments, Inc.

Straddle Period: means any taxable period that begins on or prior to the Closing Date and ends after the Closing Date.

Subsidiary: each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests.

Target Sub: as defined in Section 3.3.2.

Targeted Net Capital: the amount set forth on Schedule 6.1.

Tax or Taxes: means any and all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium and other taxes, assessments, customs, duties, fees, levies or other governmental charges of any nature whatsoever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

Tax Return: any return, report, declaration, form, claim for refund or credit or information return or statement relating to a Tax, including any schedule or attachment thereto, and including any amendment thereof.

Treasury Regulations: the federal Income Tax regulations promulgated under the Code.

WARN Act: as defined in Section 2.1.15(m),

Year One: the year ending on the first anniversary of the Closing Date.

6.2 Survival of Representations, Warranties and Covenants; Indemnification.

6.2.1 Survival of Representations, Warranties and Covenants. The representations and warranties and the covenants and other obligations contained in this Agreement or in any certificate delivered in connection herewith shall survive the Closing as follows: (a) the representations and warranties in Sections 2.1 (except those in Sections 2.1.1, 2.1.2(a) – (c), 2.1.3(e), 2.1.6, 2.1.13(i)-(t) and 2.1.15) and 2.2 (except those in Section 2.2.1) will survive until eighteen (18) months after the Closing Date; (b) the representations and warranties in Sections 2.1.6, 2.1.13(i)-(t) and 2.1.15 and the covenants in Sections 3.1.3(d) and 3.4(c) shall survive until 60 days after the applicable statute of limitations (including any extensions and waivers thereof) has expired; (c) the representations and warranties in Section 2.1.3(e) shall survive until six (6) years after the Closing Date; and (d) the representations and warranties in Sections 2.1.1, 2.1.2(a) – (c) and 2.2.1 and the covenants and other obligations in this Agreement shall survive indefinitely.

6.2.2 General Indemnity.

(a) Parent and Seller Indemnity. Subject to the terms and conditions of this Section 6.2, Parent and Seller, jointly and severally (reserving unto each other any rights of contribution), hereby agree to indemnify, defend and hold Buyer and BHC and their respective Affiliates, officers, directors, employees, agents and representatives harmless from and against all damages to and liabilities of Buyer or BHC or their respective Affiliates, officers, directors, employees, agents and representatives, as the case may be (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof), arising out of or in connection with any of the following:

(i) any inaccuracy in or breach of any representation or warranty of Parent or Seller contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement (reading such representations or warranties without regard to any materiality qualifier, including “Material Adverse Effect,” contained therein);

(ii) any failure or breach of any of Parent, Seller or, on or prior to the Closing Date, BHC or its Subsidiaries, as the case may be, duly to perform or observe any term, provision or covenant or agreement to be performed or observed by any of them pursuant to this Agreement;

(iii) any Tax imposed upon Seller, a Seller Group or any Affiliate of Seller for any period;

(iv) any Tax for a Pre-Closing Period for which a member of the BHC Group may be liable (x) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (y) as a transferee or successor or (z) by contract;

(v) any Tax imposed on any member of the BHC Group for a Pre-Closing Period (including the portion of any Tax imposed on a member of the BHC

Group for a Straddle Period that is allocable to the portion of such period ending at the close of the Closing Date (the “Pre-Closing Portion”));

(vi) any Tax imposed as a result of transactions described in Section 3.l.l(g);

(vii) any failure of a Tax Return of or relating to a Seller Group or a member of the BHC Group, or required to be filed or provided by a member of the BHC Group, required to be filed or provided prior to the Closing Date or for which Seller is responsible for filing under this Agreement to be (x) timely filed or provided and (y) accurate;

(viii) any liability of a member of the BHC Group arising from a failure to comply with any Tax withholding requirements imposed with respect to a payment made at or prior to the Closing or for any failure to properly deposit or otherwise remit to the applicable Governmental Authorities any amounts required to be so withheld and deposited or remitted on or prior to the Closing Date;

(ix) the litigation, actions, proceedings, arbitrations or regulatory investigations listed on Schedule 6.2.2(a)(ix);

(x) the ownership, use or conduct of the business of the BHC Group by Seller and Parent on or prior to the Closing Date, including, without limitation, any litigation, action, proceeding, arbitration or regulatory investigation arising out of or relating to or in connection with events occurring on or prior to the Closing Date, regardless of when such claim is asserted, except to the extent that any such liability is accrued or reserved for on the Closing Date Balance Sheet; and

(xi) the agreements and items listed on Schedule 6.2.2(a)(xi).

In determining the Taxes for a Straddle Period allocable to the Pre-Closing Portion, except as provided in the next sentence, the allocation shall be made on the basis of an interim closing of the books as of the end of the Closing Date. In the case of real, personal and intangible property Taxes, fixed dollar minimum Taxes and ad valorem Taxes the portion of such Taxes for a Straddle Period allocable to the Pre-Closing Portion shall be the amount of such Taxes for the Straddle Period (computed in accordance with past practice), multiplied by a fraction, the numerator of which is the number of such days in such taxable period ending on and including the Closing Date and the denominator of which is the aggregate number of days in such taxable period; provided, however, that if any property, asset or other right of a member of the BHC Group is sold or otherwise transferred prior to the Closing, then ad valorem Taxes pertaining to such property, asset or other right shall be attributed entirely to the Pre-Closing Portion. For purposes of determining Taxes for or allocable to a Pre-Closing Period, each entity that is treated as a partnership for federal income tax purposes and that is owned directly or indirectly (through entities that are disregarded entities for federal income tax purposes or that are themselves treated as partnerships for federal income tax purposes) by a member of the BHC Group will be treated as though its taxable year ended on the Closing Date.

For purposes of computing the amount of any indemnity payment relating to a Tax for a Pre-Closing Period, such amount shall be reduced by the aggregate amount of Pre-Closing Period Taxes reflected as liabilities on the Closing Date Balance Sheet (net of credits, if any, for Pre-Closing Period Taxes reflected as assets on the Closing Date Balance Sheet), to the extent not previously applied as an offset hereunder.

(b) Buyer Indemnity. Subject to the terms and conditions of this Section 6.2, Buyer hereby agrees to indemnify, defend and hold Parent and Seller and their respective Affiliates, officers, directors, employees, agents and representatives harmless from and against all damages to and liabilities of Parent or Seller and their respective Affiliates, officers, directors, employees, agents and representatives, as the case may be (including those resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, interest and penalties thereon and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof), arising out of or in connection with any of the following:

(i) any inaccuracy in or breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement (reading such representations or warranties without regard to any materiality qualifier, including “Material Adverse Effect,” contained therein);

(ii) any failure or breach of Buyer duly to perform or observe any term, provision, covenant or agreement to be performed or observed by Buyer pursuant to this Agreement;

(iii) the conduct of the business of the BHC Group by Buyer subsequent to the Closing Date; provided, that in no event shall clause (iii) require that Parent and Seller and their Affiliates be indemnified for payments Parent and Seller are required to make pursuant to Section 6.2.2(a) hereof; or

(iv) Buyer’s use of the Retained Names and materials in accordance with Section 3.2.7(b).

(c) Exclusive Remedy. From and after the Closing, the parties hereby acknowledge and agree that their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement (other than a claim for fraud, intentional misrepresentation or for specific performance of the terms of this Agreement, including payment of the Purchase Price by Buyer pursuant to Sections 1.2 and 1.6 of this Agreement) shall be pursuant to the indemnification provisions set forth in this Section 6.2.

(d) Further Limitations. Other than with respect to any claims referred to in the parenthetical phrase in Section 6.2.2(c) of this Agreement that may be brought by Parent or Seller, as the case may be, in no event shall any party be liable for consequential, incidental, exemplary or punitive damages (except to the extent paid by an indemnified party to third parties); provided, however, that any Tax liability shall not be considered consequential damages.

6.2.3 Third Party Claims; Taxes.

(a) Third Party Claims. If any claim, assertion or proceeding by or in respect of a third party is made against an indemnified party or any event in respect of a third party occurs, and if the indemnified party intends to seek indemnity with respect thereto under this Section 6.2 or to apply any damage or liability arising therefrom to the Seller Basket or Buyer Basket, as applicable, referred to in Section 6.2.4, the indemnified party shall promptly notify the indemnifying party of such claim in writing. Except with respect to claims relating to Taxes, the indemnifying party shall have 30 days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the indemnified party shall cooperate with it in connection therewith; provided, however, that (i) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party; provided, that the fees and expenses of such counsel shall be borne by the indemnified party, (ii) the indemnifying party shall promptly reimburse the indemnified party for the full amount of any liability resulting from such claim and all related and reasonable expenses (other than the fees and expenses of counsel as aforesaid) incurred by the indemnified party within the limits of this Section 6.2 and subject to the Seller Basket or Buyer Basket, as applicable, referred to in Section 6.2.4, (iii) the indemnified party shall not, without the prior written consent of the indemnifying party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim and (iv) nothing herein shall require any indemnified party to consent to the entry of any order, injunction or consent decree materially affecting its ability to conduct its business operations after the date thereof. So long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall have the right to pay or settle any such claim; provided, however, that in such event it shall waive any right to indemnity therefor by the indemnifying party. If the indemnifying party does not notify the indemnified party within 30 days after the receipt of the indemnified party’s written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgment at the expense of the indemnifying party. In any event, the indemnifying party and the indemnified party shall cooperate in the defense of any claim subject to Section 6.2.2(a)(ix) and the records of each shall be available on reasonable notice during regular business hours to the other with respect to such defense. Each party shall cooperate at no charge to the other; provided, the party requesting cooperation shall reimburse the cooperating party for reasonable out-of-pocket expenses in connection with such cooperation.

(b) Taxes. If any claim, assertion or proceeding relating to Taxes is made and if the indemnified party intends to seek indemnity under this Section 6.2, the indemnified party shall promptly notify the indemnifying party of such claim, assertion or proceeding in writing. If the indemnified party reasonably determines that such claim, assertion or proceeding (i) involves solely Taxes that are potentially subject to indemnification hereunder and (ii) will not adversely affect the indemnified party or any of its Affiliates (including in a different taxable period) with respect to any Taxes that are not subject to indemnification hereunder, then the indemnified party shall provide the indemnifying party with written notice offering the indemnifying party the opportunity to control such claim, assertion or proceeding. The indemnifying party shall have 30 days after receipt of such notice to provide the indemnified party with notice that the indemnifying party shall undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the indemnified party shall provide reasonable cooperation in connection therewith; provided, however, (i) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party (provided, that the fees and expenses of such counsel shall be borne by the indemnified party), (ii) nothing herein shall require that the indemnified party provide a power of attorney to any Person (other than a power of attorney permitting communications between the indemnifying party and its counsel and the relevant taxing authority) or to take any position that it reasonably determines (x) is fraudulent, (y) lacks a reasonable basis or (z) where the Buyer is the indemnified party, which would adversely affect a member of the BHC Group, Buyer or an Affiliate of Buyer in a taxable period ending after the Closing Date; and (iii) nothing herein shall require the indemnified party to consent to the entry of any order, injunction or consent decree materially affecting its ability to conduct its business operations after the Closing Date. If the indemnifying party does not notify the indemnified party within 30 days after the receipt of the indemnified party’s written notice of an opportunity to control such settlement or defense, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgement at the expense of the indemnifying party.

If the indemnified party reasonably determines that a claim, assertion or proceeding relating to Taxes as to which the indemnified party intends to seek indemnity under this Section 6.2 either (i) involves, in addition to Taxes that are potentially subject to indemnification hereunder, other Taxes or (ii) may adversely affect the indemnified party or any of its Affiliates (including in a different taxable period) with respect to any Taxes that are not subject to indemnification hereunder, the indemnified and the indemnifying party shall jointly control the conduct of such claim, assertion and proceeding. In the event of any dispute between the indemnified and the indemnifying parties regarding the exercise of such control, the parties shall submit such dispute to the Accounting Firm for resolution. The Accounting Firm shall resolve such dispute based on its judgement of how best to reduce the aggregate present value of the Tax liabilities of the BHC Group for all open periods (including future periods). In submitting a dispute to the Accounting Firm for resolution under this Section 6.2.3, the parties shall require that the Accounting Firm resolve such dispute in a sufficiently timely fashion so that whichever course of action the Accounting Firm resolves the dispute in favor of may be pursued in a timely fashion. If the parties fail to agree regarding an allocation of the costs of such joint control, the parties shall submit such dispute to the Accounting Firm for resolution, with the Accounting Firm resolving such dispute based upon the relative benefits to the parties from the defense of such claim, assertion or proceeding.

The parties hereto shall take all commercially reasonable steps to have claims, assertions or proceedings relating to Taxes that are potentially indemnifiable under this Section 6.2 separated from all claims, assertions or proceedings relating to Taxes that are not potentially so indemnifiable.

6.2.4 Limitation on Indemnities.

(a) No claim for indemnification will be made by Buyer and/or BHC under Sections 6.2.2(a)(i) and 6.2.2(a)(x) with respect to any individual item of liability or damage unless and to the extent that the aggregate of all such claims by Buyer and/or BHC shall be in excess of $3.0 million (the “Seller Basket”), whereupon Parent and Seller, jointly and severally, shall be liable for all such claims, damages and liabilities in excess of the Seller Basket up to a maximum amount equal to $109.2 million. Notwithstanding the foregoing, claims for indemnification arising under any of Sections 2.1.1, 2.1.2(a)-(c), 2.1.3(e) and 2.1.6, or for breach of a representation, warranty or covenant set forth herein relating to Taxes shall not be subject to the limitations set forth in the preceding sentence (and shall be disregarded in determining the application of the preceding sentence to other claims for indemnification).

(b) No claim for indemnification will be made by Parent and/or Seller under Section 6.2.2(b)(i) with respect to any individual item of liability or damage unless and to the extent that the aggregate of all such claims by Parent and/or Seller shall be in excess of $3.0 million (the “Buyer Basket”), whereupon Buyer shall be liable for all such claims, damages and liabilities in excess of the Buyer Basket up to a maximum amount equal to $109.2 million. Notwithstanding the foregoing, claims for indemnification arising under Sections 2.2.1 shall not be subject to the limitations set forth in the preceding sentence (and shall be disregarded in determining the application of the preceding sentence to other claims for indemnification).

(c) Payments by an indemnifying party pursuant to Section 6.2.2 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the indemnified party from any third party with respect thereto. Notwithstanding anything to the contrary contained in this Agreement, no claim by any party hereto may be asserted, nor may any action be commenced against any party hereto, for breach of any representation, warranty, covenant or agreement unless notice thereof is received in writing describing in reasonable detail the facts or circumstances with respect to the subject matter of such claim on or before the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 6.2.1, irrespective of whether the subject matter of such claim or action shall have occurred before, on or after such date.

6.2.5 Effect on the Purchase Price.

(a) Adjustment to Purchase Price. Any payment made under Section 6.2 shall constitute an adjustment to the Purchase Price for all purposes, including federal, state and local tax as well as financial accounting purposes, except as otherwise required by GAAP for financial accounting purposes only.

(b) Tax Adjustments. Any adjustment to the Purchase Price shall be taken into account in recomputing the “aggregated deemed selling price” and “adjusted grossed-up basis” (and any comparable amounts required under applicable law) with respect to the Section 338(h)(10) Election and allocations under Section 3.3. The parties shall cooperate with each other in determining such calculation and any changes to the allocations. If the parties cannot agree on such amounts or allocations within 30 days, the matter shall be immediately submitted to and determined by the Accounting Firm, who shall render a determination within 30 days of submission by the parties. Such determination shall be conclusive and binding on the parties. The fees and expenses of the Accounting Firm shall be allocated in the same manner as in Section 3.3.2. The parties shall file any required forms in connection with any Purchase Price adjustment and shall promptly furnish a copy thereof for the other parties. In the event the allocation of any adjustment is disputed by the IRS or any other taxing authority, the party receiving the notice of such dispute shall promptly notify and consult with the other parties concerning the resolution of such dispute, and shall keep the other parties apprised of the status of such dispute and the resolution thereof.

6.2.6 Knowledge. No right of indemnification hereunder shall be limited in any respect by any investigation by any Person, whether pre-claim or post-claim, or the knowledge of any Person of any breach hereunder or the decision by any Person to complete the Closing. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages or liabilities or other remedy based on such representations, warranties, covenants, and obligations.

6.3 Non-Competition/Non-Solicitation.

(a) Non-Competition. For a period of three (3) years following the Closing Date, each of Parent and Seller will not, directly or indirectly, (i) engage in any Competitive Business or (ii) own, manage, operate, join or have a financial interest in any form (including the interest of a creditor for money borrowed) in, control or participate in the ownership, management, operation or control of, be retained as a consultant or agent of or act in any other representative capacity whatsoever for, use or permit Seller’s or Parent’s name to be used in connection with, or be otherwise connected in any manner with, any Person engaged in any Competitive Business. Ownership of stock of any corporation listed on a national securities exchange will not be deemed a violation of this Section 6.3(a) so long as Parent and its Affiliates collectively do not own more than an aggregate of five percent (5%) of the voting stock of such corporation.

(b) Non-Solicitation. For a period of three (3) years following the Closing Date, each of Parent and Seller will not, directly or indirectly, (i) solicit for employment (or any similar arrangement) any employee of the BHC Group, Buyer or any of their respective Affiliates, (ii) persuade, induce or attempt to persuade or induce any employee of the BHC Group, Buyer or any of their respective Affiliates to leave his, her or its employment or to refrain from providing services to the BHC Group, Buyer or any of their respective Affiliates, (iii) solicit or induce, or in any manner attempt to solicit or induce, or cause or authorize any other Person to solicit or induce any Person to cease doing business with the BHC Group, Buyer or any of their respective Affiliates, or (iv) disparage Buyer, the BHC Group or any of their respective Affiliates to any employee of the BHC Group, Buyer or any of their respective Affiliates or any customer or client, prospective customer or client or former customer or client of the BHC Group, or encourage any customer or client or prospective customer or client to not continue to or retain the services of the BHC Group, Buyer or any of their respective Affiliates; provided, that the restriction in clause (i) herein shall not prohibit (A) the solicitation of any person who contacts Seller or any of its Affiliates on his or her own initiative without any solicitation or encouragement by Seller or any of its Affiliates, (B) any solicitation by a professional search firm where Seller or any of its Affiliates has not directed such firm to solicit that person, (C) generalized solicitations by advertising and the like which are not directed to specific individuals or employees of the BHC Group, Buyer or any of their respective Affiliates; or (D) solicitations of persons no longer employed by the BHC Group, Buyer or any of their respective Affiliates.

(c) Modification of Covenant. The parties hereto recognize that the Laws and public policies of the various States of the United States of America may differ as to the validity and enforceability of covenants similar to those set forth in this Section 6.3. It is the intention of the parties that the provisions of this Section 6.3 be enforced to the fullest extent permissible under the Applicable Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Applicable Laws or policies) of any provisions of this Section 6.3 shall not render unenforceable or impair the remainder of the provisions of this Section 6.3. Accordingly, if at the time of enforcement of any provision of this Section 6.3, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area reasonable under such circumstances will be substituted for the stated period, scope or geographical area and that such court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and geographical area permitted by Applicable Law.

(d) Remedies. Each of Parent and Seller expressly acknowledge that the restrictive covenants set forth in this Section 6.3, including, without limitation, the geographic scope and duration of such covenants, are necessary in order to protect and maintain the proprietary interests and other legitimate business interests of Buyer, and that any violation thereof would result in irreparable injuries to Buyer that would not be readily ascertainable or compensable in terms of money, and therefore Buyer shall, notwithstanding anything to the contrary in this Agreement, be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief as well as damages, which rights shall be cumulative and in addition to any other rights or remedies to which it may be entitled. Each of Parent and Seller further agrees that if it is determined that it has willfully breached the terms of this Section 6.3, Buyer shall be entitled to recover from the Seller all costs and reasonable attorneys’ fees incurred as a result of its attempts to redress such breach or to enforce its rights and protect its legitimate interests. In the event of a breach by Parent or Seller of any covenant set forth in Sections 6.3(a) or 6.3(b) of this Agreement, the term of such covenants will be extended by the period of such breach.

6.4 Expenses; Transfer Taxes. Whether or not the transactions contemplated by this Agreement shall be consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; provided, that if this Agreement is terminated pursuant to Section 5.1 (c) or 5.1 (d), such party shall pay the costs and expenses incurred by the other party in connection with this Agreement. Seller shall pay all fees, commissions and expenses owed to Credit Suisse First Boston, LLC. Any sales, use, real estate transfer, stock transfer or similar transfer Taxes payable in connection with the transactions contemplated by this Agreement shall be borne by Seller. Seller and Buyer shall cooperate in the preparation and filing of any tax return relating to such Taxes and shall cooperate in the defense of any audit thereof or any proceeding with respect to, which audit and proceeding shall be controlled by Seller. Buyer shall be responsible for the payment of any filing fee under the HSR Act and any similar foreign antitrust filing fee (if required).

6.5 Severability. If any provision of this Agreement is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. The invalidity of any one or more phrases, sentences, clauses, sections or subsections of this Agreement shall not affect the remaining portions of this Agreement.

6.6 Notices. All notices, requests, demands waivers, and other communications made in connection with this Agreement shall be in writing and shall be (a) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (b) transmitted by hand delivery or reputable overnight delivery service or (c) sent by telecopy or telegram, addressed as follows:

if to Buyer, to:

National Financial Services LLC

82 Devonshire Street

Boston, Massachusetts 02109

Attention: Jay Freedman, Esquire

Facsimile: 617-385-1883

with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178-0060

Attention: Robert G. Robison, Esquire

Facsimile: 212-309-6001

if to Parent or Seller, to:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

Attention: Kenneth R. Jensen

Facsimile: 262-879-5245

with a copy to:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

Attention: Charles W. Sprague, Esquire

Facsimile: 262-879-5532

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

Attention: Brian D. Doerner, Esquire

Facsimile: 215-864-8999

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day of such delivery, (x) if by first-class, registered or certified mail, on the fifth Business Day after the mailing thereof, (y) if by reputable overnight delivery service, on the day delivered, (z) if by telecopy or telegram, on the day on which such telecopy or telegram was sent; provided, that a copy is also sent that day by a reputable overnight delivery service.

6.7 Contingent Payment.

6.7.1 Contingent Payment. As part of the Purchase Price, Buyer agrees to pay Seller an amount up to $15,000,000 in one contingent payment (the “Contingent Payment”) in cash, for Qualifying Revenue earned in Year One. The Contingent Payment shall be an amount equal to (x) $15,000,000 multiplied by (y) the Applicable Percentage. The “Applicable Percentage” shall be a percentage determined by dividing the (x) Qualifying Revenue over (y) Annualized 2004 Customer Account Revenue; provided, however that Annualized 2004 Customer Account Revenue shall be reduced by the annualized Net Revenue set forth on the Customer Account Schedule besides the name of any BHC Correspondent Customer terminated by Buyer other than as a result of, or in connection with, (a) a breach of, or default under, any agreement or contract with such BHC Correspondent Customer, (b) such BHC Correspondent Customer being deemed a credit risk to Buyer (determined in accordance with Buyer’s credit risk policies and criteria consistent with past practice) or (c) a violation of Applicable Law. Notwithstanding the foregoing, in no event shall the Contingent Payment exceed $15,000,000.

6.7.2 Disputes. Within sixty (60) Business Days after the end of Year One, Buyer shall deliver to Seller a statement of the Qualifying Revenue (the “Preliminary Statement”). Buyer shall grant Seller and its agents reasonable access to the Books and Records supporting the Preliminary Statement as necessary for Seller’s review thereof on Business Days and during regular business hours. The Preliminary Statement as delivered to Seller shall be final and binding on the parties for purposes of determining the Contingent Payment in accordance herewith unless, within fifteen (15) Business Days after delivery thereof to Seller, Seller shall deliver to Buyer a written notice specifying the items on the Preliminary Statement which Seller disagrees with and the reasons therefor (the “Dispute Notice”). Thereafter, Buyer and Seller shall promptly negotiate in good faith with respect to the subject of the Dispute Notice, and if they are unable to reach an agreement within ten (10) Business Days after receipt by Buyer of the Dispute Notice, the dispute shall be settled by submitting the dispute to arbitration. Thereafter, within five (5) Business Days, such arbitration shall be initiated by the parties, by submitting the matter to the Accounting Firm to act as arbitrator. The arbitrator’s decision shall be final and binding on the parties. The arbitrator shall be directed to issue its decision in writing within fifteen (15) Business Days of submission of the dispute to arbitration.

The arbitration fees and expenses of the arbitrator shall be borne by Buyer, on one hand, and Seller, on the other hand, in inverse proportion as they may prevail on matters resolved by the arbitrator, which proportionate allocation shall also be determined by the arbitrator at the time the determination of the arbitration is rendered on the merits of the matters submitted. The Preliminary Statement as accepted by Seller without submission of a Dispute Notice, or as adjusted pursuant to agreement between Buyer and Seller, or as adjusted pursuant to the arbitration decision, in any case pursuant to this paragraph, shall be final and binding on the parties (the “Final Statement”). Buyer shall pay the Contingent Payment to Seller within three (3) Business Days of the date the Preliminary Statement is deemed a Final Statement.

6.7.3 Buyer Discretion. Notwithstanding any other provision of this Agreement, Buyer retains the right, in its sole discretion, to refuse to enter into any agreement, understanding or arrangement that might or would lead to Qualifying Revenue if it determines in its good faith business judgment that it is not in Buyer’s interest to do so.

6.8 Miscellaneous.

6.8.1 Headings, Interpretation. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. As used herein, the singular includes the plural, the plural includes the singular, and words in one gender include the others. As used herein, the terms “herein”, “hereunder” and “hereof refer to the whole of this Agreement, and “include”, “including” and similar terms are not words of limitation. Time is of the essence of this Agreement.

6.8.2 Entire Agreement. This Agreement, including the Schedules and Exhibits, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

6.8.3 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

6.8.4 Jurisdictional Matters.

(a) Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(b) Jurisdiction. BUYER, PARENT AND SELLER HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK, IN EACH CASE IN THE BOROUGH OF MANHATTAN, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING

FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, (A) THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS, (B) THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR (C) THAT THE INTERNAL LAWS OF THE STATE OF DELAWARE DO NOT GOVERN THE VALIDITY, INTERPRETATION OR EFFECT OF THIS AGREEMENT, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL DISPUTES WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A STATE OR FEDERAL COURT. BUYER, PARENT AND SELLER HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.6, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

6.8.5 Litigation Expenses. In the event litigation among Buyer, Parent and Seller arises out of this Agreement, the losing party will pay all reasonable costs and expenses incurred by the prevailing party in connection with the litigation, including, without limitation, reasonable attorneys’ fees and costs.

6.8.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

6.8.7 Assignment. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto; provided, however, that Buyer may, with the consent of Seller (which consent may not be unreasonably withheld or delayed), assign its rights and obligations under this Agreement to an Affiliate of Buyer.

6.8.8 Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns other than any Person entitled to indemnification under Section 6.2.

6.8.9 Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

6.8.10 Schedules and Exhibits. All Exhibits and Schedules to this Agreement are hereby incorporated by reference and made a part of this Agreement. Any fact or item which is disclosed on any Schedule that is referred to in a representation or warranty in this Agreement, shall not be deemed to be an exception to any other representation or warranty in this Agreement, or to be disclosed on any other Schedule, unless (other than with respect to Schedule 2.1.13(e) which shall be specifically cross-referenced) the relevancy of such fact or item is apparent on its face. Any fact or item disclosed on any Schedule or Exhibit to this Agreement shall not by reason only of such inclusion be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

FISERV, INC

By:	/s/ Kenneth R. Jensen

Name:	Kenneth R. Jensen
Title:	Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

FISERV CLEARING, INC.

By:	/s/ Robert H. Beriault

Name:	Robert H. Beriault
Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

NATIONAL FINANCIAL SERVICES LLC

By:	/s/ Norman R. Malo

Name:	Norman R. Malo
Title:	Chief Executive Officer and President

[Signature Page to Stock Purchase Agreement]